                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               450 Fifth Street, N.W.
                               Washington, D.C. 20549





                                     REPORT OF
               INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                 In respect of its
            5.625 % U.S. Dollar Global Notes of 1998, due March 17, 2003






                     Filed pursuant to Rule 3 of Regulation BW






                               Dated:  March 12, 1998

     The following information regarding the 5.625 % U.S. Dollar Global Notes of 1998, due March 17, 2003 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus for the Bank's Global Debt Issuance Facility (the "Prospectus"), attached hereto as Exhibit D, in the form of a Pricing Supplement and Supplemental Prospectus relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit C, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 1997) is already on file with the Securities and Exchange Commission.

     Item 1.   Description of Obligations

          (a)  5.625 % U.S. Dollar Global Notes of 1998, due March 17, 2003.

          (b)  5.625 %.  Interest payment dates:  March 17 and September 17.

          (c) Maturing March 17, 2003. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d)  Not applicable.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

          (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York.

     Item 2.   Distribution of Obligations

     As of March 11, 1998, the Bank entered into a Terms Agreement with Goldman Sachs & Co. as Lead Manager together with the other managers named therein (together, the "Managers"). The Bank has agreed to issue and the Managers have agreed severally and not jointly to purchase a principal amount of the Notes aggregating USD 4,000,000,000 at 99.665%, less combined commissions of 0.10%. The Notes are offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that delivery of the Notes will be made on or about March 17, 1998.

     The names of the Managers and the principal amount of Notes each Manager has agreed to purchase is set forth in Exhibit A attached hereto.

     The Terms Agreement attached hereto as Exhibit B provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), attached hereto as Exhibit E.

     The only arrangements known to the Bank, and the Bank is informed by the Managers that the only arrangements known to them, relative to the stabilization of the market are as set forth in Clause 3 of the Terms Agreement.

     The Managers propose to offer all the Notes to the public at the public offering price identified as the "Issue Price" under Item 3 on page 2 of the Pricing Supplement. The Managers may offer Notes to or through selected dealers who are not Managers at a price which represents a concession of 0.08% of the principal amount under the public offering price.

     Item 3.   Distribution Spread

        Price to               Selling Discounts              Proceeds to
         Public                and Commissions(1)             the Bank (2)
        --------               ------------------             ------------

    Per Unit: 99.665%               0.10%                       99.565%

Total:  USD 3,986,600,000       USD 4,000,000               USD 3,982,600,000


     Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

               None

     Item 5.   Other Expenses of Distribution

               Not yet known.


-----------------------------
1    See Item 2 for information about concessions.

2    Without deducting expenses of the Bank, which are not yet known.

     Item 6.   Application of Proceeds

          The net proceeds will be used in the general operations of the Bank.

     Item 7.   Exhibits

          A.   Names of Managers and Subscription Commitments.

          B.   Terms Agreement dated March 11, 1998.

          C.   Pricing Supplement dated March 11, 1998.

          D.   Prospectus dated October 7, 1997.

          E.   Standard Provisions amended and restated as of October 7, 1997.

          F. Opinion of the Chief Counsel, Finance, of the Bank, dated November 6, 1997, as to the legality of Notes issued under the Global Debt Issuance Facility.

          G. Supplement No. 67, dated as of November 6, 1997, to the Fiscal Agency Agreement dated as of November 30, 1983 between the Bank and the Federal Reserve Bank of New York.

                                     EXHIBIT A

                   NAMES OF MANAGERS AND SUBSCRIPTION COMMITMENTS

     The Bank has agreed to issue the Notes and the Managers listed below have severally and not jointly agreed to subscribe and pay for the principal amount of Notes aggregating USD 4,000,000,000.00. The principal amount of Notes each Manager has agreed to purchase is set forth below opposite its name.

               Name                                   Principal Amount
               ----                                   ----------------

Goldman, Sachs & Co.                                   USD 850,000,000
J. P. Morgan Securities Ltd.                           USD 850,000,000
Swiss Bank Corporation                                 USD 850,000,000
ABN AMRO Bank N.V.                                     USD 145,000,000
Banque Paribas                                         USD 145,000,000
Barclays de Zoete Wedd Limited                         USD 145,000,000
Daiwa Europe Limited                                   USD 145,000,000
Deutsche Bank AG London                                USD 145,000,000
Lehman Brothers International (Europe)                 USD 145,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated     USD 145,000,000
Midland Bank PLC                                       USD 145,000,000
Morgan Stanley & Co. International Limited             USD 145,000,000
Nikko Europe Plc                                       USD 145,000,000


Total                                                USD 4,000,000,000.00
                                                     --------------------
                                                     --------------------

                                                                      Exhibit B

                            TERMS AGREEMENT NO. 674 UNDER
                                     THE FACILITY


                                                                 11 March, 1998

International Bank for Reconstruction
     and Development
1818 H Street, N.W.
Washington, D.C.  20433


          The undersigned agree to purchase from you (the "Bank") the Bank's U.S.$4,000,000,000 5.625% Global Notes due 17 March, 2003 (the "Notes")
described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "Pricing Supplement") at 11:00 a.m. New York time on
17 March, 1998 (the "Settlement Date") at an aggregate purchase price of 3,982,600,000 (which is 99.565% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of 7 October, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

          When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

          The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

          The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by Goldman, Sachs & Co., on behalf of the Managers named below, of a letter from each of Sullivan & Cromwell and Price

Waterhouse (international firm) addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

          Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

          1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.665 percent less a management and underwriting fee of
               0.02 percent of the principal amount and a selling concession of
               0.08 percent of the principal amount).

               The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

               Name                                     Principal Amount
               ----                                     ----------------
               Goldman, Sachs & Co.                       850,000,000
               J.P. Morgan Securities Ltd.                850,000,000
               Swiss Bank Corporation                     850,000,000
               ABN AMRO Bank N.V.                         145,000,000
               Banque Paribas                             145,000,000
               Barclays de Zoete Wedd Limited             145,000,000
               Daiwa Europe Limited                       145,000,000
               Deutsche Bank AG London                    145,000,000
               Lehman Brothers International (Europe)     145,000,000
               Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated                             145,000,000
               Midland Bank PLC                           145,000,000
               Morgan Stanley & Co.  International
                 Limited                                  145,000,000
               Nikko Europe Plc                           145,000,000

          2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in bookentry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 ("Bk of NYC/Goldman"); and payment for the Notes shall be effected by transfer of the purchase price specified above in immediately available funds to the Bank's account IBRD A-General at the Federal Reserve Bank of New York, ABA # 021-081-383.

          3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Goldman, Sachs & Co. as Stabilizing Manager with respect to this issue of Notes.

          4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

          5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

          6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

               For purposes hereof, the notice details of each of the undersigned are as follows:

               c/o Goldman, Sachs & Co.
               85 Broad Street
               New York, New York
               Attention:  Richard Smith
               Telephone: (212) 902-0516
               Fax: (212) 357-4451

          7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

          This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

          This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


                         GOLDMAN, SACHS & CO.
                         J.P. MORGAN SECURITIES LTD.
                         SWISS BANK CORPORATION
                         ABN AMRO BANK N.V.
                         BANQUE PARIBAS
                         BARCLAYS DE ZOETE WEDD LIMITED
                         DAIWA EUROPE LIMITED
                         DEUTSCHE BANK AG LONDON
                         LEHMAN BROTHERS INTERNATIONAL
                            (EUROPE)
                         MERRILL LYNCH, PIERCE, FENNER & SMITH
                            INCORPORATED
                         MIDLAND BANK PLC
                         MORGAN STANLEY & CO. INTERNATIONAL
                            LIMITED
                         NIKKO EUROPE PLC
                         (the "Managers")

                         By:  GOLDMAN, SACHS & CO.
                              (the "Lead Manager")



                              By:___________________________
                                 Name:
                                 Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
     AND DEVELOPMENT


By:____________________________
   Name:
   Title:  Authorized Officer

                                                                      Exhibit C



                                  PRICING SUPPLEMENT
                             AND SUPPLEMENTAL PROSPECTUS



                International Bank for Reconstruction and Development
                            Global Debt Issuance Facility

                                       No:  674
              U.S.$4,000,000,000 5.625% Global Notes due 17 March, 2003





                                 GOLDMAN, SACHS & CO.
                             J.P. MORGAN SECURITIES LTD.
                                SWISS BANK CORPORATION
                                       ABN AMRO
                                       PARIBAS
                                BARCLAYS CAPITAL GROUP
                                 DAIWA EUROPE LIMITED
                               DEUTSCHE MORGAN GRENFELL
                                     HSBC MARKETS
                                   LEHMAN BROTHERS
                                 MERRILL LYNCH & CO.
                              MORGAN STANLEY DEAN WITTER
                                   NIKKO EUROPE PLC





                The date of this Pricing Supplement is 11 March, 1998.

          This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility and to provide information supplemental to the Prospectus referred to below.

          This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

          The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.


1.     No.:                                    674

2.     Aggregate Principal Amount:             U.S.$4,000,000,000

3.     Issue Price:                            99.665 percent

4.     Issue Date:                             17 March, 1998

5.     Form of Notes
       (Condition 1(a)):                       Fed Bookentry only

6.     Authorized Denomination(s)
       (Condition 1(b)):                       U.S. Dollar 1,000

7.     Specified Currency
       (Condition 1(d)):                       U.S. Dollar

8.     Maturity Date
       (Conditions 1(a) and 6(a); Fixed
       Interest Rate):                         17 March, 2003

9.     Interest Basis
       (Condition 5):                          Fixed Interest Rate
                                               (Condition 5(I))

10.    Fixed Interest Rate
       (Condition 5(I)):

       (a)  Calculation Amount:                U.S. $4,000,000,000

       (b)  Interest Rate:                     5.625 percent per annum

       (c)  Fixed Rate Interest
            Payment Date(s):                   Each 17 March and 17 September
                                               commencing on 17 September,
                                               1998 and ending on 17 March, 2003

11.    Relevant Financial Center:              New York

12.    Relevant Business Day:                  New York

13.    Issuer's Optional Redemption
       (Condition 6(e)):                       No

14.    Redemption at the Option of the
       Noteholders (Condition 6(f)):           No

15.    Governing Law:                          New York


OTHER RELEVANT TERMS

1.     Listing (if yes, specify Stock
       Exchange):                              Luxembourg Stock Exchange

2.     Details of Clearance System
       Approved by the Bank and the
       Global Agent and Clearance
       and Settlement Procedures:              Federal Reserve Banks;
                                               Euroclear; Cedel Bank

3.     Syndicated:                             Yes

4.     If Syndicated:

       (a)  Liability:                         Several and not joint

       (b)  Lead Manager:                      Goldman, Sachs & Co.
                                               J.P. Morgan Securities Ltd.
                                               Swiss Bank Corporation

       (c)  Stabilizing Manager                Goldman, Sachs & Co.


5.     Commissions and Concessions:            0.02% combined management
                                               and underwriting commission
                                               0.08% selling concession

6.     Codes:

       (a)  Common Code:                       8551995

       (b)  ISIN:                              US459056PP62


       (c)  CUSIP:                             459056PP6


7.     Identity of Dealer(s)/Manager(s):       Goldman, Sachs & Co.
                                               J.P. Morgan Securities Ltd.
                                               Swiss Bank Corporation
                                               ABN AMRO Bank N.V.
                                               Banque Paribas
                                               Barclays de Zoete Wedd Limited
                                               Daiwa Europe Limited
                                               Deutsche Bank AG London
                                               Lehman Brothers
                                               International (Europe)
                                               Merrill Lynch, Pierce,
                                                 Fenner & Smith Incorporated
                                               Midland Bank PLC
                                               Morgan Stanley & Co.
                                               International Limited
                                               Nikko Europe Plc

8.     Provisions for Registered Notes:

       (a)  Individual
            Definitive
            Registered Notes
            Available on Issue Date:           No

     (b)    DTC Global Note(s):                No

     (c)    Other Registered
            Global Notes:                      Fed Bookentry Notes


9.     Other Address at which Bank
       Information Available:                  None


GENERAL INFORMATION

          The Bank's latest Information Statement was issued on September 15, 1997.

     Recent Developments

          In 1997, the Executive Directors of the Bank approved a target reserves-to-loans ratio for fiscal year-end 1998 (June 30, 1998) of 14.2% and a target range for the reserves-to-loans ratio of 13% to 15%. SEE "Income" in the Bank's Information Statement. Due to an expected significant increase in net loan disbursements by the Bank during fiscal year 1998, current projections are that the Bank's reserves-to-loans ratio at June 30, 1998 may be at or slightly below the lower end of the target range.

          The Bank's current operating guidelines provide that the Bank's adjustment loans will not significantly exceed 25% of the Bank's total lending in any fiscal year without a reexamination of this area by the Executive Directors of the Bank. SEE "Loans and Guarantees -- Adjustment and Debt Reduction Lending" in the Bank's Information Statement. If several adjustment loans currently planned for the remainder of the Bank's current fiscal year are approved by the Bank, those loans, together with other adjustment loans and an economic reconstruction loan for Korea already approved this fiscal year, would cause the guideline to be significantly exceeded. The Executive Directors of the Bank have considered the matter and are fully aware that, in light of the specific and unusual financial circumstances in Asia at present, the guideline may be significantly exceeded this fiscal year and possibly in some subsequent years.

          The following additional selling restriction shall apply to the Issue:--

          Each Manager is required to comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.


SUPPLEMENTAL PROSPECTUS INFORMATION

          The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

          Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes including over-allotment, stabilizing and short-covering transactions in such Notes, and the imposition of a penalty bid, in connection with the offering.

                    INTERNATIONAL BANK FOR RECONSTRUCTION
                      AND DEVELOPMENT



                    By:__________________________________
                         Authorized Officer

                                                                     EXHIBIT D

PROSPECTUS

                                      [logo]

                       International Bank for Reconstruction
                                  and Development
                           Global Debt Issuance Facility
             for issues of Notes with maturities of one day or longer

   International Bank for Reconstruction and Development may issue from time to time under the Global Debt Issuance Facility Notes in an unlimited aggregate principal amount. Notes may be denominated in the Specified Currencies referred to herein and as may otherwise be designated by the Bank at the time of issue, as specified in a Pricing Supplement which will contain the terms of, and pricing details for, each particular issue of Notes. Notes will be sold through one or more Dealers appointed by the Bank, or directly by the Bank itself.

   Notes may be either interest bearing at fixed or variable rates or non-interest bearing and may be repayable at par, at a specified amount above or below par or at an amount determined by reference to a formula, in each case with terms as specified in the applicable Pricing Supplement. Notes may be index-linked or equity-linked, as to principal or interest, as specified in the applicable Pricing Supplement. Notes will be issued with specified maturities of one day or longer or with variable maturities and may be subject to early redemption in whole or in part, as specified in the applicable Pricing Supplement. Notes may be listed on one or more stock exchanges or may be unlisted, as specified in the applicable Pricing Supplement.

   Certain Notes are complex financial instruments and may not be suitable for all investors. Investors should have sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and in the applicable Pricing Supplement, and the merits and risks of investing in a particular issue of Notes in the context of such investor's financial position and particular circumstances. Investors also should have the financial capacity to bear the risks associated with any investment in such Notes. Investors should not purchase such Notes unless such investors understand and are able to bear any risks due to interest or exchange rate fluctuations or market, liquidity, early redemption or other such risks associated with such Notes. See "Certain Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in such Notes.

   Notes of any particular issue will be in registered form, bookentry form or bearer form, as specified in the applicable Pricing Supplement. Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Pricing Supplement. The Federal Reserve Bank of New York will act as fiscal agent for Notes denominated and payable in U.S. dollars originally issued in bookentry form.

   Morgan Guaranty Trust Company of New York, London office, will act as global agent for all other Notes. Depending on their form and Specified Currency, Notes will be accepted for clearing through one or more clearing systems, as specified in the applicable Pricing Supplement. These systems will include, in the United States, those operated by The Depository Trust Company and, for U.S. dollar denominated bookentry Notes, the Federal Reserve Banks and, outside the United States, those operated by Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, Cedel Bank, societe anonyme, and, for certain Deutsche mark denominated Notes, Deutscher Kassenverein AG.

   Notes may be listed on the Luxembourg Stock Exchange, the New York Stock Exchange, the Paris Stock Exchange and the Frankfurt Stock Exchange. Unlisted Notes and Notes listed on other or additional stock exchanges may also be issued.

                   The date of this Prospectus is October 7, 1997.

   NOTES ("NOTES") ISSUED UNDER THE GLOBAL DEBT ISSUANCE FACILITY (THE "FACILITY") ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

   International Bank for Reconstruction and Development (the "Bank"), having made all reasonable inquiries, confirms that all information in this Prospectus (as defined under "Availability of Information and Incorporation by Reference") is true and accurate in all material respects and is not misleading, and that there are no other facts the omission of which, in the context of the issue of Notes, make this Prospectus or any information in it misleading in any material respect. In addition, the Bank confirms that each Pricing Supplement (as defined under "Pricing Supplements"), when read together with the Prospectus, will at the date thereof be true and accurate in all material respects and not misleading, and that there will be no other facts the omission of which make that Pricing Supplement, when read together with the Prospectus, or any information therein misleading in any material respect.

   No person is authorized to give any information or to make any representation not contained in this Prospectus or the applicable Pricing Supplement, and any information or representation not contained herein or in the applicable Pricing Supplement must not be relied on as having been authorized by or on behalf of the Bank or by any Dealer (as defined under "Plan of Distribution"). The delivery of this Prospectus or the applicable Pricing Supplement at any time does not imply that the information contained in this Prospectus or the applicable Pricing Supplement, as the case may be, is correct at any time subsequent to the date of this document, or, if later, the date of the documents incorporated by reference herein or to the date of the applicable Pricing Supplement, respectively.

   Neither this Prospectus nor any Pricing Supplement constitutes an offer of, or an invitation by or on behalf of, the Bank or any Dealer to subscribe or purchase any of the Notes. The distribution of this Prospectus or any part hereof and any Pricing Supplement and the offer, sale and delivery of any of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Prospectus or any Pricing Supplement comes are required by the Bank and any Dealer to inform themselves about and to observe any such restrictions. See "Plan of Distribution".

   CERTAIN NOTES ARE COMPLEX FINANCIAL INSTRUMENTS AND MAY NOT BE SUITABLE FOR ALL INVESTORS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE APPLICABLE PRICING SUPPLEMENT, AND THE MERITS AND RISKS OF INVESTING IN A PARTICULAR ISSUE OF SUCH NOTES IN THE CONTEXT OF THEIR FINANCIAL POSITION AND PARTICULAR CIRCUMSTANCES. IN PARTICULAR, INVESTORS SHOULD HAVE ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL RESOURCES TO EVALUATE THE SENSITIVITY OF SUCH NOTES TO CHANGES IN ECONOMIC CONDITIONS, INTEREST RATES, EXCHANGE RATES OR OTHER INDICES, THE CALCULATION FORMULAE AND REDEMPTION, OPTION AND OTHER RIGHTS ASSOCIATED WITH SUCH NOTES AND OTHER FACTORS WHICH MAY HAVE A BEARING ON THE MERITS AND RISKS OF AN INVESTMENT IN ANY ISSUE OF SUCH NOTES. INVESTORS SHOULD HAVE THE FINANCIAL CAPACITY TO BEAR THE RISKS ASSOCIATED WITH ANY INVESTMENT IN SUCH NOTES.

   THIS PROSPECTUS DOES NOT DESCRIBE ALL OF THE RISKS AND INVESTMENT CONSIDERATIONS (INCLUDING THOSE RELATING TO EACH INVESTOR'S PARTICULAR CIRCUMSTANCES) OF AN INVESTMENT IN NOTES OF A PARTICULAR STRUCTURE, INCLUDING THE INTEREST RATE, EXCHANGE RATE OR OTHER

INDICES, RELEVANT SPECIFIED CURRENCIES, CALCULATION FORMULAE, AND REDEMPTION, OPTION AND OTHER RIGHTS ASSOCIATED WITH SUCH NOTES OR WHERE THE INVESTOR'S CURRENCY IS OTHER THAN THE SPECIFIED CURRENCY OF ISSUE OR IN WHICH PAYMENT OF SUCH NOTES WILL BE MADE. INVESTORS SHOULD REFER TO AND CONSIDER CAREFULLY THE RELEVANT PRICING SUPPLEMENT FOR EACH PARTICULAR ISSUE OF NOTES, WHICH MAY DESCRIBE ADDITIONAL RISKS AND INVESTMENT CONSIDERATIONS ASSOCIATED WITH SUCH NOTES. THE RISKS AND INVESTMENT CONSIDERATIONS IDENTIFIED IN THIS PROSPECTUS AND THE APPLICABLE PRICING SUPPLEMENT ARE PROVIDED AS GENERAL INFORMATION ONLY. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS AND INVESTMENT CONSIDERATIONS ARISING FROM AN INVESTMENT IN AN ISSUE OF NOTES AND SHOULD POSSESS THE APPROPRIATE RESOURCES TO ANALYZE SUCH INVESTMENT AND THE SUITABILITY OF SUCH INVESTMENT IN SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

   IN CONNECTION WITH ANY ISSUE OF NOTES, ANY DEALER DISCLOSED AS STABILIZING MANAGER IN THE APPLICABLE PRICING SUPPLEMENT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OF SUCH ISSUE AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 TABLE OF CONTENTS

                                                                          Page

Availability of Information and Incorporation by Reference..............    4
Pricing Supplements.....................................................    5
Amount..................................................................    5
Use of Proceeds.........................................................    5
Summary.................................................................    6
Certain Risk Factors....................................................   11
Form of the Notes.......................................................   15
Terms and Conditions of the Notes.......................................   19
Clearance and Settlement................................................   38
Tax Matters.............................................................   42
Currency Conversions....................................................   46
Plan of Distribution....................................................   48
Validity of the Notes...................................................   51
General Information.....................................................   52

                                          3

              AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

   The Bank publishes, generally in March and September in each year, an information statement (the "Information Statement") which describes the Bank, its capital, operations, administration, Articles of Agreement ("Articles") and legal status. The Information Statement published in September includes the Bank's audited annual financial statements and the Information Statement published in March includes the Bank's unaudited semi-annual financial statements and audited annual financial statements. The Bank also publishes an annual report and unaudited quarterly financial statements.

   The Bank is subject to certain information requirements of Regulation BW, promulgated by the Commission under Section 15(a) of the Bretton Woods Agreements Act, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements, its annual report and other information with the Commission.

   The Bank's latest Information Statement, annual report and unaudited quarterly financial statements (the "Bank Information") will be filed with the Commission, the New York Stock Exchange and the Luxembourg Stock Exchange, and will be filed with any other stock exchange on which Notes are listed from time to time and which requires such a filing. The Bank Information may be inspected and copies may be obtained (without charge other than for the Bank Information obtainable from the Commission, which must be paid for at prescribed rates) at the following addresses, and at any other address specified in the applicable Pricing Supplement:

Securities and Exchange Commission            Banque Paribas Luxembourg
          Room 1026                               10A Boulevard Royal
      450 Fifth Street, NW                        L-2093 Luxembourg
      Washington, DC 20549

Morgan Guaranty Trust Company                 Morgan Guaranty Trust Company
        of New York                                    of New York
      Borsenstrasse 2-4                          60 Victoria Embankment
  D-60313 Frankfurt am Main                          London EC4Y OJP

   Bank Information is filed with the Commission electronically through the EDGAR system and may be obtained at the Internet address http://www.sec.gov/edgarhp.htm.

   In addition, copies of the Articles and decisions made by the Executive Directors of the Bank on questions of interpretation of the Articles and copies of the Global Agency Agreement (as defined under "Terms and Conditions of the Notes") may be inspected at the above offices of Morgan Guaranty Trust Company of New York (the "Global Agent").

   The Bank will provide without charge copies of the Bank Information upon written or telephone request at the following offices of the Bank:

         1818 H Street, NW                      66 Avenue d'Iena
       Washington, DC 20433                        75116 Paris
        Tel: 1-202-458-0746                   Tel: 33-140-69-30-00

        New Zealand House                   10F, Fukoku Semei Building
          15th Floor                          2-2-2, Uchisaiwai-cho
          Haymarket                           Chiyoda-ku, Tokyo 100
        London SW1V 4TE                        Tel: 81-3-3597-6650
       Tel: 44-171-930-8511

Incorporation by Reference

   The Bank's latest Information Statement, any quarterly or annual financial statements filed with the Commission or any stock exchange on which Notes are listed subsequent to the date of such Information Statement and any supplements (other than Pricing Supplements) or amendments to this Prospectus circulated by the Bank from time to time shall be deemed to be incorporated in, and to form part of, this Prospectus, and references to "this Prospectus" shall mean this document and any documents incorporated by reference in, and forming part of, this document, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in, and forming part of, this Prospectus. Documents incorporated by reference in, and forming part of, this document may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

   The Bank will, in the event of any material change in the financial position of the Bank which is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new Prospectus for use in connection with any subsequent issue and listing of Notes by the Bank.

   If the terms of the Facility are modified or amended in a manner which would make this Prospectus inaccurate or misleading in any material respect, the Bank will prepare a new Prospectus.

                                PRICING SUPPLEMENTS

   The Bank will prepare in respect of each particular issue of Notes a Pricing Supplement (each a "Pricing Supplement") which will contain the terms of, and pricing details for, such issue of Notes and such other information or disclosure as the Bank considers necessary. A Pricing Supplement may set out the full text of the terms and conditions of a particular issue if the Bank and the relevant Dealer(s) consider it necessary or appropriate.

                                     AMOUNT

   Notes may be issued and outstanding in an unlimited aggregate principal amount.

                                 USE OF PROCEEDS

   The net proceeds from the sale of Notes will be used by the Bank in its general operations.

                                       SUMMARY

   The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the information in the remainder of this Prospectus and, in relation to the terms and conditions of any particular issue of Notes, the applicable Pricing Supplement. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this Summary.

Issuer.................    International Bank for Reconstruction and Development

Dealers................    The Dealers will consist of any one or more dealers
                           becoming a party to the Standard Provisions (as defined in "Plan of Distribution") from time to time for a specific issue of Notes.

Fiscal Agent...........    Federal Reserve Bank of New York

Global Agent...........    Morgan Guaranty Trust Company of New York, acting
                           through its London office

Specified Currencies...    Notes may be denominated in any of the following
                           currencies or currency units (each a "Specified
                           Currency"): Australian dollars, Belgian francs,
                           British pounds sterling, Canadian dollars, Danish kroner, Deutsche marks, ECU, Finnish markkas, French francs, Hong Kong dollars, Irish punts, Italian lire, Japanese yen, Luxembourg francs, Netherlands guilders, New Zealand dollars, Norwegian kroner, Portuguese escudos, Spanish pesetas, Swedish kronor, Swiss francs and U.S. dollars and such other currencies or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Global
                           Agent.

Maturities............     Notes may be issued with specified maturities of one
                           day or longer or with variable maturities except that the maturity of any Notes denominated in certain Specified Currencies shall not be less than any minimum or more than any maximum maturity as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to the relevant Specified
                           Currency. The Pricing Supplement issued in respect of each issue of Notes having variable maturities will state the applicable terms, including any circumstances or factors relating to the performance of relevant indices that affect the maturity of the Notes.

Issue Price...........     Notes may be issued at par or at a discount to or
                           premium over par and on a fully paid or partly paid basis.

Method of Issue.......     Notes will be issued through dealers acting as
                           principal, whether individually or in a syndicate, or on an agency basis. Additional Notes may be issued as part of an existing issue of Notes. The
                           Bank may itself directly issue and sell Notes to the extent permitted by applicable law.

Description of Notes..     Notes may be either interest bearing at fixed or
                           variable rates or non-interest bearing, with principal repayable at a fixed amount or by reference to a formula, as specified in the applicable Pricing Supplement.

  Fixed Rate.........      Notes for which the interest basis is fixed will
                           bear interest at the rate or rates specified in the applicable Pricing Supplement.

  Variable Rate......      Notes for which the interest basis is variable will
                           have the basis for calculating the amount of interest payable determined by reference to one or more interest rate, exchange rate or equity indices, or otherwise, in each case as specified in the applicable Pricing Supplement.

  Zero Coupon........      Notes for which the interest basis is zero coupon
                           will not bear interest and will be issued at a discount to their redemption amount.

  Fixed Redemption
   Amount............      Notes which have a fixed redemption amount will be
                           redeemable at par or at a specified amount above or below par.

  Variable Redemption
   Amount.............     Notes which have a variable redemption amount will
                           have the basis for calculating the redemption amount determined by reference to one or more interest rate, exchange rate or equity indices, or otherwise, in each case as specified in the applicable Pricing
                           Supplement.

  Other Notes.........     Notes may be any other type of security which the
                           Bank and any Dealer(s) agree to be issued under the Facility, and the terms applicable to any such Notes will be specified in the applicable Pricing
                           Supplement.

Status of Notes.......     Notes will constitute direct, unsecured obligations
                           of the Bank ranking pari passu with all its other unsecured and unsubordinated obligations. Notes will not be obligations of any government.

Negative Pledge.......     Notes will contain a negative pledge clause
                           pursuant to which the Bank will not cause or permit to be created on any of its property or assets any security for any evidences of indebtedness issued, assumed or guaranteed by the Bank for money borrowed
                           (other than any purchase money mortgage, pledge or lien, any lien arising in the ordinary course of business and securing debt of one year or less, or any extension or renewal of any of the foregoing), unless the Notes shall be secured by such security equally and ratably with such other evidences of indebtedness.

Default (including Cross
 Default).............     Notes will contain a cross default in respect of
                           bonds, notes or similar obligations issued, assumed or guaranteed by the Bank. If the Bank defaults on payments under the Notes or under its cross default, and such default continues for 90 days, a Noteholder may accelerate its Notes for payment 30 days after notice of acceleration is delivered to the Bank, unless prior to that time all such defaults have been cured.

Tax Status............     Notes and payments thereon will not be exempt from
                           taxation generally. Under the Bank's Articles, the Notes and payments thereon are not subject to any tax by a member (a) which tax discriminates against the Notes solely because they were issued by the Bank or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.
                           Also, under the Articles, the Bank is not under any obligation to withhold or pay any tax imposed by any member country on payments on the Notes.
                           Accordingly, payments on the Notes will be made to the Fiscal Agent and the Global Agent without deduction in respect of any such tax.

                           However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as the Bank's Fiscal Agent or Global Agent.

Optional Redemption...     The Pricing Supplement issued in respect of each
                           issue of Notes will state whether such Notes may be redeemed prior to their stated maturity in whole or in part at the option of the Bank and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Pricing Supplement.

Form of Notes.........     Each particular issue of Notes will be in registered
                           form, bookentry form or bearer form. Restrictions on forms of Notes may apply in certain jurisdictions.
                           See "Form of the Notes".

                           Registered Notes will be represented by one or more Notes in global registered form or will be issued in definitive registered form. Notes in global registered form will be exchangeable for Notes in definitive registered form if and to the extent specified in the applicable Pricing Supplement. Notes in registered form, whether in global or definitive form, may not be exchanged for Notes in bearer form.

  Bookentry Notes.....     Fed Bookentry Notes, which are Notes denominated and
                           payable in U.S. dollars cleared through the bookentry system of the Federal Reserve Banks (the
                           "Federal Reserve"), will initially be in bookentry form and may be exchanged for Notes in definitive registered form. Notes in bookentry form may not be exchanged for Notes in bearer form.

  Bearer Notes.........    Except as may be specified in the applicable Pricing
                           Supplement, Bearer Notes (other than Notes in certain Specified Currencies which will be issued in permanent global bearer form) will be issued in temporary global bearer form exchangeable for Notes in permanent global bearer form or, if and to the extent specified in the applicable Pricing
                           Supplement, in definitive bearer form, global registered form or definitive registered form, upon certification as to non-U.S. beneficial ownership through the relevant clearing system. Notes in permanent global bearer form (other than Notes in certain Specified Currencies) will be exchangeable for Notes in definitive bearer form only in the circumstances described herein and in the applicable
                           Pricing Supplement. Notes in bearer form may be exchanged for Notes in registered form if and to the extent specified in the applicable Pricing
                           Supplement.

Denominations.........     Notes will be in such denominations as may be agreed
                           between the Bank and the relevant Dealer(s) and specified in the applicable Pricing Supplement, except that the minimum denominations for Notes denominated in certain Specified Currencies will be as required by applicable law or the relevant regulatory authority (and will be specified in the applicable Pricing Supplement).

Listing..............      Notes may be listed on the Luxembourg Stock
                           Exchange, the New York Stock Exchange, the Paris
                           Stock Exchange or the Frankfurt Stock Exchange.
                           Unlisted Notes and Notes listed on other or additional stock exchanges may also be issued under the Facility. The applicable Pricing Supplement will state whether the relevant issue of Notes will be listed on one or more stock exchanges or will be unlisted.

Rating...............      The Facility has been rated Aaa by Moody's Investors
                           Service Inc., and AAA by Standard & Poor's.

Governing Law........      Notes will be governed by the laws of the State of
                           New York, English law or the laws of the Federal
                           Republic of Germany, as specified in the applicable
                           Pricing Supplement. Fed Bookentry Notes will be governed by the laws of the State of New York.
                           Sterling denominated Notes will be governed by English law. Deutsche mark denominated Notes which are (a) of denominations of less than DM250,000 or
                           (b) intended to be cleared and settled globally, will be governed by the laws of the Federal Republic of Germany.

                           Notes may be governed by the laws of any other jurisdiction, as specified in the applicable Pricing Supplement, with such consequential amendments to the form of the Notes as may be specified in the applicable Pricing Supplement, and subject to the receipt of such legal opinions as may be specified in the Standard Provisions.

                           The Standard Provisions, the Global Agency Agreement and the Fiscal Agency Agreement are governed by the laws of the State of New York.

Selling Restrictions..     There are restrictions on the sale of Notes and the
                           distribution of offering material relating to the Notes. In particular, Notes in bearer form may not be offered, sold or delivered within the United
                           States or to U.S. persons as part of their primary distribution. See "Plan of Distribution".

Clearance and
 Settlement...........     Notes will be accepted for clearing through one or
                           more clearing systems as specified in the applicable Pricing Supplement. These systems will include, in the United States, those operated by The Depository Trust Company ("DTC") and, for Fed
                           Bookentry Notes, the Federal Reserve and, outside the United States, those operated by Morgan
                           Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System
                           ("Euroclear"), Cedel Bank, societe anonyme ("Cedel
                           Bank"), and, for certain Deutsche mark denominated
                           Notes, Deutscher Kassenverein AG ("DKV").

                                 CERTAIN RISK FACTORS

   The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyze such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Structure Risks

   An investment in a Structured Note issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Certain Risk Factors -- Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a Spread Multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

   The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

   Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

   Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyze quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity And Yield Considerations

   Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. See also "Plan of Distribution." Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Structured Notes.

   Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

   The secondary market for an issue of Notes also will be affected by a number of other factors independent of the creditworthiness of the Bank and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

   No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

   In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

   The market value of Variable Interest Rate Notes with caps or floors generally are more volatile than those of Variable Interest Rate Notes linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches or passes the cap or floor. Similarly, the prices of Variable Interest Rate Notes with an Applicable Index containing a Spread Multiplier or any other leverage factor greater than one generally are more volatile than those for Variable Interest Rate Notes linked to the same Applicable Index without such a Spread Multiplier or other leverage factor.

   In the case of Variable Interest Rate Notes with an interest rate equal to a fixed rate less a rate based upon an index, the interest rate will vary in the opposite direction of changes in such index. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by the Bank based on the same index (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

   In the case of Notes that bear interest at a rate that the Bank may elect to convert from a Fixed Interest Rate to a Variable Interest Rate, or from a Variable Interest Rate to a Fixed Interest Rate, the ability of the Bank to convert the interest rate will affect the secondary market and the value of such Notes since the Bank may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to the Bank. If the Bank elects to convert from a Fixed Interest Rate to a Variable Interest Rate, the Spread may be lower (if being added to the index) or higher (if being subtracted from the index) than prevailing spreads at the time of such conversion on other floating rate securities issued by the Bank with comparable maturities using the same index, and the interest rate at any time may be lower than that payable on other securities of the Bank.

   Conversely, if the Bank elects to convert from a Variable Interest Rate to a Fixed Interest Rate, the Fixed Interest Rate may be lower than prevailing interest rates on other securities of the Bank.

   The prices at which zero coupon instruments, such as Notes the interest basis for which is specified as being Zero Coupon, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the principal amount payable on such instruments, such as Notes issued with significantly below-market or above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared with that for conventional interest-bearing securities with comparable maturities.

Exchange Rate Risks And Exchange Controls

   As described in this Prospectus, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

   Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

   Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

   Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

                                  FORM OF THE NOTES

   Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

   The Bank and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either registered, bookentry (for Notes denominated and payable in U.S. dollars to be cleared and settled through the Federal Reserve Banks) or bearer and will be specified in the applicable Pricing Supplement. Notes issued by the Bank denominated in certain Specified Currencies may only be issued in global form.

Fed Bookentry Notes

   On initial issue, all Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Banks will be issued in uncertificated bookentry form only through the Federal Reserve Bank of New York and held by Holding Institutions designated by the relevant Dealer(s); provided that, prior to initial issue, an investor may request that after initial issue its Fed Bookentry Notes be exchanged for Definitive Fed Registered Notes. After initial issue, all Fed Bookentry Notes will continue to be held by such Holding Institutions unless an investor arranges for the transfer of its Fed Bookentry Notes to another Holding Institution or requests Definitive Fed Registered Notes. An investor who requests Definitive Fed Registered Notes must follow the procedures established for this purpose from time to time by the Federal Reserve Bank of New York. Definitive Fed Registered Notes will be issued at the expense of the Bank.

Registered Notes

   Registered Notes of an issue of Notes sold in primary distribution entirely to investors in the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by a single
Note in registered global form (a "Registered Global Note") deposited on its Issue Date with Morgan Guaranty Trust Company of New York (the "Custodian") as custodian for, and registered in the name of a nominee of, DTC (such a Registered Global Note being referred to herein as a "DTC Global Note").

   Registered Notes of an issue of Notes sold in primary distribution entirely to investors outside the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by one or more Registered Global Notes deposited on its or their Issue Date with the Custodian as depositary for, and registered in the name of a nominee of, whichever clearing system(s) is agreed between the Bank and the relevant Dealer(s) and is specified in the applicable Pricing Supplement.

   Registered Notes of an issue of Notes sold in primary distribution both within the United States and outside the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by one or more Registered Global Notes. A DTC Global Note in respect of sales of Notes within the United States will be deposited on its Issue Date with the Custodian as custodian for, and registered in the name of a nominee of, DTC. The same or one or more other Registered Global Notes in respect of sales of Notes outside the United States will be deposited on its or their Issue Date with the Custodian as depositary for, and registered in the name of a nominee of, either DTC or the relevant clearing system(s) agreed between the Bank and the relevant Dealer(s) and specified in the applicable Pricing Supplement.

   Registered Notes may, if so specified in the applicable Pricing Supplement, initially be issued in definitive registered form ("Definitive Registered Notes"). Otherwise, Definitive Registered Notes will only be available (i) in the case of Notes initially issued as Bearer Notes, as described under "Bearer Notes" or (ii) in the case of Registered Notes initially issued as Registered Global Notes (other than Notes in certain Specified Currencies), in certain circumstances described below. Definitive Registered Notes to be issued at the request of a beneficial owner in respect of such owner's Notes will be issued at the expense of such owner.

   Unless otherwise specified in the applicable Pricing Supplement, interests in a Registered Global Note will be exchangeable for Definitive Registered Notes only if such exchange is permitted by applicable law and (i) in the case of a DTC Global Note, DTC notifies the Bank that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Note, or ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or is at any time no longer eligible to act as such and the Bank is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC, (ii) in the case of any other Registered Global Note, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, (iii) the Bank, upon the request of a holder, elects to issue Definitive Registered Notes or (iv) a Noteholder has instituted any judicial proceeding in a court to enforce its rights under the Notes and such Noteholder has been advised by counsel that in connection with such proceeding it is necessary or appropriate for such Noteholder to obtain possession of its Notes. In such circumstances, the Bank will cause sufficient Definitive Registered Notes to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholder(s). A person having an interest in a Registered Global Note must provide the Registrar with a written order containing instructions and such other information as the Bank and the Registrar may require to complete, execute and deliver such Definitive Registered Notes.

   DTC has advised the Bank that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Notes are credited and only in respect of such portion of the aggregate principal amount of the relevant DTC Global Notes as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant DTC Global Notes for exchange for Definitive Registered Notes.

   While a DTC Global Note is deposited with DTC or its custodian, Definitive Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Bearer Notes

   Except as provided below or specified in the applicable Pricing Supplement, Notes in bearer form comprising an issue of Notes will initially be represented by a Note in temporary global bearer form (a "Temporary Global Note"), without Coupons, which will be deposited with a common depositary on behalf of Euroclear and Cedel on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable in whole or in part for interests in a Note in permanent global bearer form (a "Permanent Global Note"), without Coupons, representing Bearer Notes of the relevant issue or, if and to the extent specified in the applicable Pricing Supplement, for definitive Bearer Notes ("Definitive Bearer Notes"), for interests in a Registered Global Note or for Definitive Registered Notes; provided, however, that Deutsche mark denominated Bearer Notes cleared through DKV will be represented at all times by a Temporary Global Note or a Permanent Global Note and Deutsche mark denominated Definitive Bearer Notes will not be issued under any circumstances. Bearer Notes may be exchanged for Definitive Registered Notes if and to the extent specified in the applicable Pricing Supplement. Unless otherwise agreed between the Bank and the relevant Dealer, Definitive Bearer Notes to be issued at the request of a holder in respect of such holder's holding of Notes will be issued at the expense of such holder.

   Each Temporary Global Note and each Permanent Global Note will contain provisions which apply to the Bearer Notes while they are in global form, some of which supplement the terms and conditions of the Notes set out in this Prospectus. The following is a summary of certain of those provisions:

           Exchange. A Temporary Global Note is exchangeable in whole or in part (free of charge to the holder) (a) for interests in a Permanent
     Global Note representing Bearer Notes or, if and to the extent specified in the applicable Pricing Supplement, for Definitive Bearer Notes, for interests in a Registered Global Note or for Definitive Registered
     Notes, in each case not earlier than 40 days after the closing date of the relevant issue upon certification as to non-U.S. beneficial ownership by the relevant clearing system in the form set out in the Global Agency Agreement and (b) in certain circumstances, for interests in a Registered Global Note or for Definitive Registered Notes during such 40 day period.

           A Permanent Global Note (other than for Notes denominated in certain Specified Currencies) is exchangeable in whole (free of charge to the holder) for Definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Global Agent. A Permanent Global Note is also exchangeable in whole or in part (free of charge to the holder) for interests in a Registered Global Note or a Definitive Registered Note on or after the Exchange Date, if and to the extent specified in the applicable Pricing Supplement. On or after any Exchange Date (as defined below), the holder of a Permanent Global Note may surrender the Permanent Global Note to or to the order of the Global Agent. In exchange for the Permanent Global Note, the Bank will deliver, or cause the delivery of, an equal aggregate principal amount of duly executed and authenticated Definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest which has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), Registered Global Note(s) or Definitive Registered Note(s), as the case may be, each in or substantially in the form attached to the Global Agency Agreement. On exchange in full of the Permanent Global Note, the Bank will, if the holder so requests, ensure that it is cancelled and returned to the holder.

           "Exchange Date" means a day falling, in the case of exchange for Definitive Bearer Notes, not less than 40 days, and, in the case of exchange for Definitive Registered Notes or interests in a Registered Global Note, not less than five days, after the day on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Global Agent is located and, if applicable, in the cities in which the relevant clearing systems are located.

           Payments. Prior to exchange, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the time for exchange, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Pricing Supplement, for Definitive Bearer Notes, Definitive Registered Notes or interests in a Registered Global Note) is improperly withheld or refused. Payments of principal and interest in respect of Bearer Notes represented by a Permanent Global Note will be made against presentation for endorsement and, if no further payment is to be made in respect of the Bearer Notes, surrender of the Permanent Global Note to or to the order of the Global Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be prima facie evidence that such payment has been made in respect of the Bearer Notes.

           Notices. So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders, except that if and so long as the Bearer Notes are listed on the Luxembourg Stock Exchange or the Paris Stock Exchange and the rules of that Exchange so require, notices shall also be published, in the case of Notes listed on the Luxembourg Stock Exchange, in a leading daily newspaper in either the French or German language and of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, in the case of Notes listed on the Paris Stock Exchange, in a leading daily newspaper in the French language and of general circulation in France (which is expected to be either La Tribune Desfosses or Les Echos).

           Prescription. Other than for Notes governed by the laws of the State of New York, claims against the Bank for principal and interest in respect of a Permanent Global Note will become prescribed unless the Permanent Global Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8) as specified in the applicable Pricing Supplement.

           Purchase and cancellation. Cancellation of any Bearer Note which the Bank elects to be cancelled following its purchase will be effected by reduction in the principal amount of the Permanent Global Note.

           Default. The holder of a Permanent Global Note may cause the Permanent Global Note or a portion of it to become due and repayable in circumstances described in Condition 9 by stating in the notice to the Bank the principal amount of Notes which is being declared due and repayable. Following the giving of notice of an event of default, the holder of a Permanent Global Note which is governed by English law and executed as a deed poll may elect that the Permanent Global Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against the Bank under further provisions of the Permanent Global Note.

           Redemption at the option of the Bank. No drawing of Notes will be required under Condition 6(e) in the event that the Bank exercises its call option set forth in that Condition while an issue of Bearer Notes is represented by a Permanent Global Note in respect of less than the aggregate Principal Amount of such Bearer Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Bearer Notes as between holders.

           Redemption at the option of a Noteholder. Any Noteholders' option set out in Condition 6(f) to require the Bank to redeem Notes may be exercised by the holder of a Permanent Global Note giving notice to the Global Agent of the principal amount of Bearer Notes in respect of which the option is exercised and presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 6(f).

                          TERMS AND CONDITIONS OF THE NOTES

   The following is the text of the terms and conditions which, subject to completion and amendment and as supplemented, varied or substituted in accordance with the provisions of the applicable Pricing Supplement, will apply to the issue of Notes referred to in such Pricing Supplement.

   The Registered Notes (as defined in Condition 1(a)) and the Bearer Notes (as defined in Condition 1(a)) are issued in accordance with a global agency agreement dated as of April 15, 1994 (as amended and supplemented from time to time, the "Global Agency Agreement") and made between the Bank and Morgan Guaranty Trust Company of New York, acting through its London office (the "Global Agent" which expression shall include any successor global agent under the Global Agency Agreement). The Global Agency Agreement includes forms of the Notes (other than Fed Bookentry Notes (as defined in Condition 1(a))) and the Coupons (if any) relating to such Notes (the "Coupons") and the Talons (if any) for further Coupons relating to such Notes (the "Talons"). Copies of the Global Agency Agreement are available for inspection at the specified offices of each of the Global Agent and Calculation Agent, the Exchange Agent, the Registrar, the Transfer Agents and the Paying Agents (each as defined below). The Global Agency Agreement provides for the appointment of other agents, including a calculation agent (the "Calculation Agent", which expression shall mean in respect of any issue of Notes any other calculation agent appointed in respect of such issue pursuant to the Global Agency Agreement or another agreement and designated as such on such Notes), an exchange agent (the "Exchange Agent"), one or more paying agents (together with the Global Agent, the "Paying Agents"), one or more transfer agents (together, the "Transfer Agents") and a registrar (the "Registrar"). The Global Agent, the Calculation Agent, the Exchange Agent, the Registrar, the Transfer Agents, the Paying Agents and the Federal Reserve Bank of New York are together referred to herein as the "Agents". The Noteholders (as defined in Condition 1(c)) and the holders of the Coupons (if any) and, where applicable, Talons (the "Couponholders") are deemed to have notice of all of the provisions of the Global Agency Agreement applicable to them.

   The Fed Bookentry Notes and the Definitive Fed Registered Notes (as defined in Condition 1(a)) are issued in accordance with a master fiscal agency agreement dated as of November 30, 1983 and Supplement No. 62 dated as of April 15, 1994 (together, and as further amended and supplemented from time to time, the "Fiscal Agency Agreement") and made between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent (the "Fiscal Agent"). Copies of the Fiscal Agency Agreement are available for inspection at the specified offices of each of the Fiscal Agent and the Global Agent.

   References in these Conditions to terms specified on a Note shall, for Notes which are not individually certificated Definitive Registered Notes (as defined in Condition 1(a)), Definitive Fed Registered Notes or definitive Bearer Notes, be deemed to include references to terms specified in the applicable pricing supplement issued in respect of a particular issue of Notes of which such Note forms a part (each a "Pricing Supplement") and which will be attached to such Note. References in these Conditions to terms specified on a Fed Bookentry Note shall be deemed to be references to the form of the Definitive Fed Registered
Note in the possession of the Federal Reserve Bank of New York together with the Pricing Supplement applicable to such Fed Bookentry Note.

1.   Form, Denomination, Title and Currency

     (a) Form: Each issue of Notes of which this Note forms a part (the "Notes") is issued as:

            (i) registered notes ("Registered Notes", other than those issued in exchange for Fed Bookentry Notes (as defined in Condition 1(a)(ii))) in the principal amount specified on such Notes (the "Principal Amount") of an Authorized Denomination (as defined in Condition 1(b));

           (ii) uncertificated bookentry notes ("Fed Bookentry Notes") in the Principal Amount of an Authorized Denomination, which Fed Bookentry Notes may be exchanged for registered notes ("Definitive Fed Registered Notes") as provided in Condition 2(b); and/or

          (iii) bearer notes ("Bearer Notes") in the Principal Amount of an Authorized Denomination,
as specified on such Note, and these Conditions must be read accordingly. An issue of Notes may comprise either Registered Notes only, Registered Notes and Bearer Notes only, Fed Bookentry only (except as provided in Condition 2(b)) or Bearer Notes only.

     A certificate will be issued to each holder of Registered Note(s) in respect of its registered holding or holdings. Each Registered Note will be numbered serially with an identifying number which will be recorded in the register (the "Register") which the Bank shall cause to be kept by the Registrar. A Definitive Fed Registered Note will be issued to each person with an interest in a Fed Bookentry Note in respect of such interest upon request as provided in Condition 2(b). Each Definitive Fed Registered Note will be numbered with an identifying number which will be recorded by the Fiscal Agent in accordance with its customary procedures.

     Bearer Notes bearing interest are issued with Coupons and, where appropriate, Talons attached.

     (b) Denomination: "Authorized Denomination" means the denomination or denominations specified on such Note. Bearer Notes of one Authorized Denomination may not be exchanged for Bearer Notes of another Authorized Denomination (if any).

     (c)  Title:

          (i) Title to Registered Notes shall pass by registration in the Register or otherwise in accordance with applicable law.

          (ii) The Bank may deem and treat the Federal Reserve Bank of New York, in respect of all Fed Bookentry Notes, and the registered owner, in respect of any Definitive Fed Registered Note, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effective to discharge the liability of the Bank with respect to such Fed Bookentry Notes and such Definitive Fed Registered Notes, respectively, to the extent of the sum or sums so paid. As custodian of Fed Bookentry Notes, the Federal Reserve Bank of New York may deem and treat other Federal Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Fed Bookentry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, shall be valid and effective to discharge the liability of the Bank with respect to such Fed Bookentry Notes to the extent of the sum or sums so paid. A "Holding Institution" is a depositary or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch.

          (iii) Title to Bearer Notes, the Coupons appertaining thereto and, where applicable, the Talons appertaining thereto shall pass by delivery.

     In these Conditions, "Noteholder" and, in relation to a Note, Coupon or Talon, "holder", means (i) the person in whose name a Registered Note or a Definitive Fed Registered Note is registered, (ii) the Federal Reserve Bank of New York for Fed Bookentry Notes and (iii) the bearer of any Bearer Note, Coupon or Talon, as the case may be. The holder of any Note, Coupon or Talon shall be deemed to be and may be treated as the absolute owner of such Note, Coupon or Talon, as the case may be, for the purpose of receiving payment thereof or on account thereof and for all other purposes, whether or not such Note, Coupon or Talon shall be overdue and all payments on a Note or Coupon to such holder shall be valid and effectual to discharge the liability of the Bank in respect of such Note or Coupon to the extent of the sum or sums so paid.

     (d) Specified Currency: The Specified Currency of any Note, and, if different, any Specified Interest Payment Currency and/or Specified Principal Payment Currency are as specified on such Note.

2. Transfers and Exchanges

   (a)   Transfer and Exchange of Registered Notes:

         (i) A Registered Note may be transferred in whole or in part in an Authorized Denomination upon the surrender of the certificate issued in respect of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or any Transfer Agent. In the case of a transfer of only part of such a Registered Note, a new Registered Note in respect of the balance not transferred will be issued to the transferor. Each new Registered Note to be issued upon transfer of such a Registered Note will be mailed to such address as may be specified in such form of transfer at the risk of the holder entitled to the new Registered Note in accordance with the customary procedures of such Registrar or Transfer Agent.

         (ii) A Definitive Fed Registered Note may be transferred in whole or in part in an Authorized Denomination upon surrender of the Definitive Fed Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed by the holder or its attorney-in-fact duly authorized in writing, at the office of the Fiscal Agent in New York City. In the case of transfer of only part of a Definitive Fed Registered Note, a new Definitive Fed Registered Note in respect of the balance not transferred will be issued to the transferor. Each new Definitive Fed Registered Note to be issued upon transfer of such a Registered Note will be mailed to such address as may be specified in such form of transfer at the risk of the holder entitled to the new Definitive Fed Registered Note in accordance with the Fiscal Agent's customary procedures.

         (iii) Neither Registered Notes nor Definitive Fed Registered Notes may be exchanged for Bearer Notes.

   (b) Transfer and Exchange of Fed Bookentry Notes: Fed Bookentry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Fed Bookentry Notes may be exchanged free of charge for Definitive Fed Registered Notes of any Authorized Denomination in the same aggregate principal amount in accordance with procedures established for this purpose from time to time by the Federal Reserve Bank of New York. Definitive Fed Registered Notes may be exchanged free of charge, on surrender of such Notes at the specified office of the Fiscal Agent in New York City, for Fed Bookentry Notes of any Authorized Denomination in the same aggregate principal amount.

   (c) Exchange of Bearer Notes: Bearer Notes may be exchanged for the same aggregate principal amount of Registered Notes of any Authorized Denomination at the request in writing of the Noteholder and upon surrender of the Bearer Note to be exchanged (together with all unmatured Coupons and unexchanged Talons relating to it) to the office of any Transfer Agent. Where a Bearer
Note is surrendered for exchange after the Record Date (as defined in Condition 7(a)(i)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Each new Registered Note to be issued upon exchange of Bearer Notes will be mailed to such address as may be specified in such request at the risk of the holder entitled to the new Registered Note in accordance with the customary procedures of such Transfer Agent.

   (d) Transfers and Exchanges: Exchanges and registrations of transfer will be effected without charge by or on behalf of the Bank or the relevant Agent. However, except for exchanges under Condition 2(b) and transfers under Condition 2(a)(ii), the transferor or holder requesting an exchange shall bear the expense of the issue and delivery of any Registered Note and shall make any payment (or shall give such indemnity as the Registrar or the relevant Transfer Agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

   (e) Closed Periods: No Noteholder may require the transfer of a Registered Note or Definitive Fed Registered Note to be registered or the exchange of a Bearer Note to be effected (i) in the case of a transfer of a Registered Note or exchange of a Bearer Note, during the period of 15 days ending on the due date for any payment of principal (being, for the purposes of these Conditions, unless the context requires otherwise, the amount payable on redemption of a Note) of that Note, or, in the case of a transfer or exchange of a Definitive Fed Registered Note or exchange of a Fed Bookentry Note, during the period of ten days ending on the due date of any payment of principal of or interest on that Note, (ii) during the period of notice pursuant to Condition 6(e), for any Notes which may be redeemed by the Bank at its option pursuant thereto, or (iii) after any such Note has been called for redemption in whole or in part. A Bearer Note called for redemption may, however, be exchanged for a Registered Note which is simultaneously surrendered not later than the relevant Record Date (as defined in Condition 7(a)).

    (f) Provisions Concerning Transfers: All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Global Agent and the relevant clearing systems. A copy of the relevant procedures will be made available by the Global Agent to any holder of a Registered Note upon request.

3.  Status

    The Notes constitute direct, unsecured obligations of the Bank ranking pari passu, without any preference among themselves, with all its other obligations that are unsecured and unsubordinated.

    The Notes are not obligations of any government.

4.  Negative Pledge

    As long as any of the Notes shall be outstanding and unpaid, but only up to the time all amounts of principal and interest have been paid to the Global Agent or the Fiscal Agent, as the case may be, the Bank will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness at any time issued, assumed or guaranteed by the Bank for money borrowed (other than any purchase money mortgage, or other pledge or lien, on property purchased by the Bank as security for all or any part of the purchase price thereof, any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which such lien is incurred, or any extension or renewal of any of the foregoing), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and ratably with such other notes, bonds or evidences of indebtedness.

5.  Interest

    One or more of the following provisions apply to each Note, as specified on such Note.

(I) Fixed Interest Rates

    The following provisions in this Condition 5(I) apply to a Note the interest basis for which is specified on such Note as being "Fixed Interest Rate".

    (a) Interest Rate and Accrual: Each Note bears interest on its Calculation Amount (as defined in Condition 5(III)) from and including the Interest Commencement Date (as defined in Condition 5(III)) in respect thereof or from the most recent Fixed Rate Interest Payment Date specified on such Note to which interest has been paid or duly provided for, to but excluding the next following Fixed Rate Interest Payment Date at the rate per annum (expressed as a percentage) equal to the Interest Rate specified on such Note payable on each Fixed Rate Interest Payment Date in each year and on the Maturity Date specified on such Note if that date does not fall on a Fixed Rate Interest Payment Date.

    The first payment of interest will be made on the Fixed Rate Interest Payment Date next following the relevant Interest Commencement Date. If the Interest Commencement Date is not a Fixed Rate Interest Payment Date, the first payment of interest will be the amount specified on the Note as being the Initial Broken Amount. If the Maturity Date is not a Fixed Rate Interest Payment Date, interest from and including the preceding Fixed Rate Interest Payment Date (or from and including the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will be the amount specified on the Note as being the Final Broken Amount.

    Interest will cease to accrue on each Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the Interest Rate and in the manner provided in this Condition 5(I) to the Relevant Date (as defined in Condition 8).

     (b) Calculations: Interest in respect of a period of less than the period between Fixed Rate Interest Payment Dates (or, in the case of the first interest period, the period between the Interest Commencement Date and the first Fixed Rate Interest Payment Date) will be calculated using the applicable Fixed Rate Day Count Fraction(s) which, unless otherwise specified on the relevant Note, will be a fraction of the numerator of which is the number of days, in the relevant period based on a year of 12 months of 30 days each and the denominator of which is 360.

(II) Variable Interest Rates

     The following provisions in this Condition 5(II) apply to a Note the interest basis for which is specified on such Note as being "Variable Interest Rate".

     (a) Interest Payment Dates: Each Note bears interest on its Calculation Amount (as defined in Condition 5(III)) from and including the Interest Commencement Date (as defined in Condition 5(III)) in respect thereof and such interest will be payable on each Interest Payment Date (as defined in Condition 5(III)).

     Interest will cease to accrue on each Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the rate and in the manner provided in this Condition 5(II) to the Relevant Date (as defined in Condition 8).

     (b) Rate of Interest: Each Note bears interest at a variable rate which may be based on one or more interest rate, exchange rate or equity indices or as otherwise specified on such Note. The dates on which interest shall be payable on a Note, the basis for calculation of each amount of interest payable in respect of such Note on each such date and on any other date on which interest becomes payable in respect of such Note, and the rate (or the basis of calculation of such rate) at which interest will accrue in respect of any overdue principal shall be as set out below, unless otherwise specified on such Note. Subject to Condition 5(II)(d), if applicable, the rate of interest ("Rate of Interest") payable from time to time will, unless otherwise specified on such Note, be determined by the Calculation Agent on the basis of the following provisions:

         (i) At or about the Relevant Time (as defined in Condition 5(III)) on the relevant Interest Determination Date (as defined in Condition 5(III)) in respect of each Interest Period (as defined in Condition 5(III)), the Calculation Agent will:

             (A) if a Note specifies that the "Primary Source for Interest Rate Quotations" shall be derived from a specified page, section or other part of a particular information service (each as specified on such Note), determine the Rate of Interest for such Interest Period which shall, subject as provided below, be (x) the Reference Rate (as defined in Condition 5(III)) so appearing in or on that page, section or other part of such information service (where such Reference Rate is a composite quotation or interest rate per annum or is customarily supplied by one entity) or (y) the arithmetic mean of the Reference Rates of the persons at that time whose Reference Rates so appear in or on that page, section or other part of such information service, in any such case in respect of deposits in the relevant Specified Currency for a period equal to the duration of such Interest Period; and

             (B) if a Note specifies that the "Primary Source of Interest Rate Quotations" shall be the Reference Banks specified on such Note and in the case of a Note falling within paragraph (i)(A) above but in respect of which (x) no Reference Rate appears at or about such Relevant Time or (y) the Rate of Interest for which is to be determined by reference to quotations of persons appearing in or on the relevant page, section or other part of such information service as provided in paragraph (i)(A) but in respect of which less than two Reference Rates appear at or about such Relevant Time, request the principal offices in the Relevant Banking Center (as defined in Condition 5(III)) of each of the Reference Banks shown on such Notes (or, as the case may be, any Reference Bank appointed from time to time pursuant to Condition 5(II)(g)) to provide the Calculation Agent with its Reference Rate quoted to leading banks for deposits in the relevant Specified Currency for a period equivalent to the duration of such Interest Period. Where this Condition 5(II)(b)(i)(B) shall apply, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of such Reference Rates as calculated by the Calculation Agent.

         (ii) If at or about the Relevant Time on any Interest Determination Date where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) in respect of a Note only two or three of such Reference Banks provide such relevant quotations, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be determined as provided in Condition 5(II)(b)(i)(B) on the basis of the Reference Rates quoted by such Reference Banks.

         (iii) If at or about the Relevant Time on any Interest Determination Date where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) in respect of a Note denominated in a currency other than ECU (as described in Condition 7(g)), only one or none of such Reference Banks provide such Reference Rates, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be whichever is the higher of:

               (A) The Rate of Interest in effect for the last preceding Interest Period to which Condition 5(II)(b)(i)(A) or (B) or Condition 5(II)(b)(ii) shall have applied; and

               (B) the rate per annum (expressed as a percentage) which the Calculation Agent determines to be the arithmetic mean of the Relevant Rates in respect of the relevant Specified Currency which banks in the Relevant Financial Center for such Specified Currency selected by the Calculation Agent (after consultation with the Bank) are quoting at or about the Relevant Time on the relevant Interest Determination Date for a period equivalent to such Interest Period to leading banks carrying on business in that Relevant Financial Center; provided, however, that, if the banks so selected by the Calculation Agent are not quoting as aforesaid, the Rate of Interest shall, subject as provided below, be the Rate of Interest specified in Condition 5(II)(b)(iii)(A).

         (iv) If at or about the Relevant Time on any Interest Determination Date where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) in respect of a Note denominated in ECU, one only or none of the Reference Banks provide such Reference Rates, the Calculation Agent will request each of the Reference Banks to provide the Calculation Agent with the Reference Rates quoted to them by leading banks in each relevant interbank market for deposits in each of the then component currencies of the ECU (the "Relevant Currencies") for the Interest Period concerned at or about the Relevant Time on the relevant Interest Determination Date (provided that, if the ECU (as defined in Condition 7(g)(i)) is not then used as the unit of account of the EC (as defined in Condition 7(g)(i), nor as the currency of the European Union the component currencies of the ECU shall be those provided for under Condition 7(g)). The Rate of Interest for such Interest Period shall, subject as provided below, be the arithmetic mean of the Reference Rates for the Relevant Currencies so communicated by the Reference Banks or any two or more of them (if only two or more Reference Banks provide such Reference Rates), weighted in the manner provided below, as calculated by the Calculation Agent, provided that, if at or about the Relevant Time on any Interest Determination Date, the Reference Banks or any two or more of them (if only two or more Reference Banks provide such Reference Rates) do not provide Reference Rates for all the Relevant Currencies but do provide such Reference Rates for Relevant Currencies representing in aggregate 95 percent or more (determined by the Calculation Agent as provided below) of one ECU on such Interest Determination Date, then the Rate of Interest pursuant to this Condition 5(II)(b)(iv) shall be calculated on the basis of the Reference Rates so provided, without taking into account the Relevant Currencies for which Reference Rates are not provided.

         (v) If at or about the Relevant Time on any Interest Determination Date where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) in respect of a Note denominated in ECU, the Reference Banks or any two or more of them (if only two or more Reference Banks provide such Reference Rates) provide the Calculation Agent with Reference Rates pursuant to Condition

     5(II)(b)(iv) for Relevant Currencies representing in aggregate less than 95 percent (determined as provided below) of one ECU on such Interest Determination Date then, with respect to each of the Relevant Currencies for which quotations are not so provided, the Calculation Agent shall determine such rate as is reasonably representative of the Reference Rate in respect of deposits in such Relevant Currency of leading banks selected by it (after consultation with the Bank) in the Relevant Financial Center for such Relevant Currency at or about the Relevant Time on the relevant Interest Determination Date for a period substantially co-extensive with such Interest Period. If at or about the Relevant Time on any Interest Determination Date the Relevant Currencies for which Reference Rates are provided by the Reference Banks pursuant to Condition 5(II)(b)(iv) and the Relevant Currencies for which rates as determined by the Calculation Agent pursuant to this Condition 5(II)(b)(v) represent in aggregate 95 percent or more (determined as provided below) of one ECU on such Interest Determination Date, the Rate of Interest for such Interest Period shall be calculated on the basis of such quotations and rates.

         (vi) If in respect of a Note denominated in ECU, the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with Condition 5(II)(b)(i), (ii), (iv) or (v), the Rate of Interest for such Interest Period shall be the Rate of Interest in effect for the last preceding Interest Period to which Condition 5(II)(b)(i)(A) or (B) or 5(II)(b)(ii) shall have applied.

         (vii) For the purposes of this Condition 5(II)(b), the weighting to be given to a Relevant Currency or the percentage which it bears to one ECU shall be determined by the Calculation Agent by reference to the proportion that the amount of such Relevant Currency included in one ECU bears to one ECU and calculated on the basis of the U.S. dollar equivalent of each of the Relevant Currencies at or about the Relevant Time on the Interest Determination Date in question. Such U.S. dollar equivalent shall be determined by the Calculation Agent in the manner provided under Condition 7(g), except that for the purposes of this Condition 5(II)(b), (i) any reference therein to a Valuation Date (as defined in Condition 7(g)) shall be deemed to refer to the Interest Determination Date in question, and (ii) if the ECU is being used as the unit of account of the EC or as the currency of the European Union on such Interest Determination Date, the component currencies of the ECU shall be the currency amounts that are component currencies of the ECU on such date.

     (c) Minimum/Maximum Rates: If a Minimum Interest Rate is specified on a Note, then the Rate of Interest shall in no event be less than such Minimum Interest Rate and if there is so specified a Maximum Interest Rate, then the Rate of Interest shall in no event exceed such Maximum Interest Rate.

     (d) Rounding: The Calculation Agent shall, if necessary, round any Rate of Interest to the nearest one-hundred thousandth of one percent.

     (e) Determination of Rate of Interest and Calculation of Interest
Amounts: The Calculation Agent will, as soon as practicable after the Relevant Time on each Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable (the "Interest Amount") in respect of each Authorized Denomination of the relevant Notes (in the case of Bearer Notes) and the minimum Authorized Denomination (in the case of Registered Notes and Fed Bookentry Notes) for the relevant Interest Period. Interest Amount(s) shall be calculated by applying the Rate of Interest adjusted, if necessary, by any Spread (as defined in Condition 5(III)) and/or any Spread Multiplier (as defined in Condition 5(III)) to each or the minimum Authorized Denomination, multiplying such product by the applicable Variable Rate Date Count Fraction(s) which, unless otherwise specified on the relevant Note, will be a fraction the numerator of which is the actual number of days in the relevant Interest Period and the denominator of which is 360 and rounding, if necessary, the resultant figure to the nearest unit of the relevant currency (half of such unit being rounded upwards or, in the case of yen, downwards) or, in the case of ECU, rounding, if necessary, to the nearest 0.01 ECU (0.005 ECU being rounded upwards). The determination of the Rate of Interest and the Interest Amounts by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

     (f) Notification of Rate of Interest and Interest Amounts: The Calculation Agent will cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date to be provided to the Bank, each of the Agents and, if the relevant Notes are at such time listed on any Stock

Exchange (each an "Exchange"), the Exchange as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination. The Calculation Agent will also cause the same information to be provided to Noteholders in accordance with Condition 13 as soon as possible after its determination but in no event later than the seventh calendar day thereafter. The Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

      (g) Calculation Agent and Reference Banks: The Bank will ensure that, as long as any Note to which this Condition 5(II) applies remains outstanding, there shall always be a Calculation Agent for such Note and so long as the Primary Source for Interest Rate Quotations for such Note is Reference Banks, there shall at all times be four Reference Banks for such Note with offices in the Relevant Banking Center. The Bank will also ensure that, in the case of any Note falling within Condition 5(II)(b)(i)(A) in respect of which no Reference Rate appears at or about the Relevant Time, or in respect of which less than two Reference Rates appear at or about the Relevant Time, there shall be four Reference Banks for such Note with offices in the Relevant Banking Center. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank then the Bank will appoint another Reference Bank with an office in the Relevant Banking Center to act as Reference Bank in its place. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for any Interest Period or to calculate the Interest Amounts, the Bank will appoint the New York or London office of a leading bank engaged in the international interbank markets to act as Calculation Agent in its place. The Calculation Agent may not resign its duties without a successor having been appointed.

(III) Definitions

      As used in these Conditions:

      "Business Day Convention" means, in the case of Fed Bookentry Notes, the "Following Business Day Convention" referred to in paragraph (C) below, and in the case of all other Notes, either:

           (A) the "FRN Convention", in which case interest on a Note shall be payable on each Interest Payment Date which numerically corresponds to its Interest Commencement Date or, as the case may be, the preceding Interest Payment Date in the calendar month which is the Specified Interest Period specified on such Note after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Interest Payment Date occurred, provided that:

               (1) if there is no such numerically corresponding day in the calendar month in which an Interest Payment Date should occur, then the relevant Interest Payment Date will be the last day which is a Relevant Business Day (as defined below) in that calendar month;

               (2) if an Interest Payment Date would otherwise fall on a day which is not a Relevant Business Day, then the relevant Interest Payment Date will be the first following day which is a Relevant Business Day unless that falls in the next calendar month, in which case it will be the first preceding day which is a Relevant Business Day; and

               (3) if such Interest Commencement Date or the preceding Interest Payment Date occurred on the last day in a calendar month which was a Relevant Business Day, then all subsequent Interest Payment Dates will be the last day which is a Relevant Business Day in the calendar month which is the Specified Interest Period after the calendar month in which such Issue Date or such other date or, as the case may be, the preceding Interest Payment Date occurred; or

           (B) the "Modified Following Business Day Convention", in which case interest on a Note shall be payable on such Interest Payment Dates as may be specified on such Note, provided that, if any Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Interest Payment Date will be the first following day which is a Relevant Business Day unless that day falls in the next calendar month, in which case the relevant Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

           (C) the "Following Business Day Convention", in which case interest on a Note shall be payable on such Interest Payment Dates as may be specified on such Note, provided that, if any Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Interest Payment Date will be the first following day which is a Relevant Business Day; or

           (D) such other Business Day Convention as may be specified on the relevant Note.

      "Calculation Amount" means the amount specified as such on any Note or, if no such amount is so specified, the Principal Amount of such Note as specified on such Note or, if such Note is partly paid, the paid-up amount or, if such Note is amortizing or redeemed in part, the amount outstanding.

      "Interest Commencement Date" means, in the case of the first issue of a Note or Notes of a particular issue of Notes, the date of issue of such Note or Notes (the "Issue Date") or such other date as may be specified as the Interest Commencement Date on such Note and, in the case of a further issue of a Note or Notes on substantially identical terms, the most recent Fixed Rate Interest Payment Date or, as the case may be, Interest Payment Date in relation to such first issue immediately preceding the date on which such further Note or Notes are issued or if there is no such date, the Interest Commencement Date in respect of such first issue, or in any case such other date as may be specified as the Interest Commencement Date on such Note.

      "Interest Determination Date" means, in respect of any Interest Period, that number of days (if any) specified on the relevant Note on which banks and foreign exchange markets are open for business in the Relevant Banking Center prior to the first day of such Interest Period.

      "Interest Payment Date" means each date specified on the relevant Note for the payment of interest or, if no date is so specified, each date which falls the Specified Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date, in each case as adjusted by the Business Day Convention, if any, specified on such Note.

      "Interest Period" means the period beginning on (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date to (but excluding) the next succeeding Interest Payment Date.

      "Reference Rate" means, for any Note, the bid, offered or mean of bid and offered rate, as specified on such Note, for the variable rate specified on such Note.

      "Relevant Banking Center" means, for any Note, the Relevant Banking Center specified on such Note.

      "Relevant Business Day" means:

           (A) in the case of a currency other than ECU, a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the Relevant Financial Center; and

           (B) in the case of ECU, a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the Relevant Financial Center and which is not designated a non-settlement day for ECU on the Reuters ISDE Page on the Reuter Monitor Money Rates Service or a day designated by the ECU Banking Association if ECU Non-Settlement Days do not appear on that page or, if no days are so designated, a day on which ECU interbank payments cannot be settled; or

           (C) in the case of any currency, a day on which banks and foreign exchange markets are open for business in such other financial center or centers as specified on the relevant Note.

      "Relevant Financial Center" means:

           (A) in the case of a currency other than ECU, the principal financial center for the relevant currency; and

          (B) in the case of ECU, London or such other financial center or centers as specified on the relevant Note.

     "Relevant Time" means the local time in the Relevant Banking Center at which it is customary to determine bid, offered and mean rates in respect of deposits in that currency in the interbank market in that Relevant Banking Center.

     "Spread" means the percentage rate per annum specified on the relevant
Note.

     "Spread Multiplier" means the percentage rate or number applied to the relevant Rate of Interest, as specified on the relevant Note.

(IV) Zero Coupon

     In the case of a Note the interest basis for which is specified on such Note as Zero Coupon, references to the amount of interest payable in respect of a Note (other than as provided in Condition 9), Coupons and Talons in these Conditions are not applicable. If, upon the presentation of such a Note on or after the Maturity Date, payment of principal is improperly withheld or refused, interest shall accrue (on the same basis as that referred to in Condition 5(I)) thereon from the Maturity Date to the Relevant Date at a rate per annum (expressed as a percentage) equal to the Amortization Yield specified on such Note.

6.   Redemption and Purchase

     (a) Final Redemption: Unless previously redeemed or purchased and cancelled as provided below, each Note will be redeemed at its Redemption Amount (which shall be its Principal Amount or such amount as is specified on such Note or if the Note has a Variable Redemption Amount (as defined in Condition 6(d)), the amount calculated in accordance with Condition 6(d)) on the applicable Maturity Date specified on such Note or, where interest is calculated in accordance with Condition 5(II), on the applicable Interest Payment Date falling in the applicable Redemption Month specified on such Note.

     (b) Purchases: The Bank may at any time purchase or otherwise acquire Notes at any price (provided that in the case of Bearer Notes they are purchased or acquired together with all unmatured Coupons and unexchanged Talons relating to them) in the open market or otherwise.

     (c) Early Redemption of Notes for which the Interest Basis is Zero
Coupon:

     The following provisions in this Condition 6(c) apply to a Note the interest basis for which is specified on such Note as being Zero Coupon.

         (i) The amount payable in respect of any Note upon redemption of such Note pursuant to, if applicable, Condition 6(e) or (f) or upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note.

         (ii) Subject to the provisions of Condition 6(c)(iii), the "Amortized Face Amount" of any Note shall be the sum of (A) the Reference Price specified on the Note and (B) the aggregate amortization of the difference between the Reference Price and the Principal Amount of the Note from the Issue Date to the date on which the Note becomes due and payable calculated using a rate per annum (expressed as a percentage) equal to the Amortization Yield specified on the Note applied to the Reference Price in the manner specified on such Note. Where the specified calculation is to be made for a period of less than one year, it shall be calculated using the applicable Fixed Rate Day Count Fraction(s) which, unless otherwise specified on such Note, will be a fraction the numerator of which is the number of days in the relevant period based on a year of 12 months of 30 days each and the denominator of which is 360.

         (iii) If the amount payable in respect of any Note upon redemption of such Note pursuant to, if applicable, Condition 6(e) or (f), or upon it becoming due and payable as provided in Condition 9, is not paid when due, the amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in Condition 6(c)(ii), except that Condition 6 shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortized Face Amount in accordance with this Condition 6(c)(iii) will continue to be made (before and, to the extent permitted by applicable law, after judgment), until the Relevant Date unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the Principal Amount of such Note together with any interest which may accrue in accordance with Condition 5(I).

     (d) Redemption of Notes with Variable Redemption Amount: The basis for calculation of the amount payable upon redemption of a Note with a Variable Redemption Amount under Condition 6(a) ("Variable Redemption Amount") and, if applicable, Condition 6(e) or (f), or upon such Note becoming due and payable as provided in Condition 9, shall be specified on such Note.

     (e) Redemption at the Option of the Bank: If so provided on a Note, the Bank may, on giving to the holder of such Note irrevocable notice of not more than the number of days nor less than the number of days specified on such Note, redeem all or, if so stated on such Note, less than all of the Notes on the date or dates specified on such Note (which shall, in the case of a Note the interest basis for which is specified on such Note as being Variable Interest Rate, be an Interest Payment Date) at the amount specified on such Note as the Early Redemption Amount Bank together with interest accrued to but excluding the date fixed for redemption. All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition 6.

     In the case of a partial redemption of Notes other than Fed Bookentry Notes and Definitive Fed Registered Notes, the notice to Noteholders shall also contain the serial or other identifying numbers of the Notes to be redeemed, which shall have been drawn in such place as the Global Agent may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements. In the case of a partial redemption of Fed Bookentry Notes and Definitive Fed Registered Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

     (f) Redemption at the Option of a Noteholder: If so provided on a Note, the Bank shall, at the option of the holder of any such Note, redeem such Note on the date or dates specified on such Note (which shall, in the case of a Note the interest basis for which is specified on the Note as being Variable Interest Rate, be an Interest Payment Date) at the amount specified on such Note as the Early Redemption Amount Noteholder together with interest accrued to but excluding the date fixed for redemption. The Bank may elect to give the holder of such Note notice, of not more than the number of days nor less than the number of days specified on such Note prior to such date or dates, of the period for exercise of such option.

     In the case of a Note which is not a Fed Bookentry Note or a Definitive Fed Registered Note, to exercise such option the holder must deposit (i) such Note with the Registrar or any Transfer Agent (in the case of Registered Notes) or any Paying Agent (in the case of Bearer Notes) at their respective specified offices and (ii) a duly completed notice of redemption ("Redemption Notice") in the form obtainable from any Agent, in each case not more than the number of days nor less than the number of days specified on such Note prior to the relevant date for redemption. Unless otherwise specified on such Note, no Note (or Redemption Notice) so deposited may be withdrawn without the prior consent of the Bank and the Global Agent. In the case of a Fed Bookentry Note, if the holder wishes to exercise such option, the holder must give notice thereof to the Bank through the relevant Holding Institution. In the case of a Note which is a Definitive Fed Registered Note, if the holder wishes to exercise such option, the holder must surrender its Definitive Fed Registered Note to the Fiscal Agent simultaneously with its duly completed notice of election to redeem.

     (g) Cancellation: All Notes so redeemed will be cancelled forthwith and may not be resold or reissued. All Notes so purchased or acquired and any unmatured Coupons attached to or purchased or acquired with such Notes may be cancelled or may be reissued or resold.

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

7. Payments

   (a) Registered Notes:

       (i) Payments of Principal and Interest

       Payments of principal and interest in respect of Registered Notes will be made to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "Record Date"). The Global Agent will make such payments (1) in respect of payments denominated in a currency other than ECU, by transfer to an account in such currency (in the case of a payment in yen to a non-resident of Japan, a non-resident yen account) maintained by the payee with a bank (in the case of a payment in yen to a non-resident of Japan an authorized foreign exchange bank) in the Relevant Financial Center of such currency, (2) in respect of payments denominated in ECU, subject to Condition 7(g), by credit or transfer to an ECU account specified by the payee (and payments in a component currency (if so determined in accordance with Condition 7(g)) will be made in the substitution currency (as defined in Condition 7(g)(ii)) by transfer to an account specified by the payee with a bank in the Relevant Financial Center of the substitution currency) or (3) as may otherwise be provided on such Notes, subject in each case to Condition 7(a)(iii). Payments of principal will only be made against surrender of the relevant Registered Note at the specified office of any Transfer Agent. Details of the account to which a registered holder's payments will be transferred should be notified to the specified office of the Global Agent before a Record Date.

       Payments of principal and interest in respect of Definitive Fed Registered Notes are set out in Condition 7(b).

       (ii) Payments by Check

       A registered holder may elect to receive, at its option upon application by such holder to the specified office of the Registrar or any Transfer Agent before a Record Date, or if it fails to nominate an account to which transfers may be made a holder will receive, its payments of principal or interest by check drawn on the relevant bank provided for in Condition 7(a)(i). Payments by check will be mailed to the holder (or to the first named of joint holders) of a Note at its address appearing in the Register maintained by the Registrar.

       (iii) Payment Initiation

       Where payment is to be made by transfer to an account in the relevant currency, payment instructions (for value on the due date, or if that is not a Relevant Business Day, for value on the first following day which is a Relevant Business Day) will be initiated, and, where payment is to be made by check, the check will be mailed on the last day on which the Global Agent is open for business preceding the due date for payment or, in the case of any payment of principal where the relevant Registered Note has not yet been surrendered at the specified office of any Transfer Agent, on a day on which the Global Agent is open for business and on which the relevant Registered Note is so surrendered.

       (iv) Payments Through The Depository Trust Company

       Registered Notes, if so specified on their face, will be issued in the form of one or more certificates registered in the name of, or the name of a nominee for, The Depository Trust Company ("DTC"). Payments of principal and interest in respect of Registered Notes denominated in U.S. dollars will be made in accordance with Conditions 7(a)(i), (ii) and (iii). Payments of principal and interest in respect of Registered Notes denominated in a currency other than U.S. dollars will be made by the Global Agent in the relevant currency in accordance with the following provisions. The amounts in such currency payable by the Global Agent or DTC with respect to Registered Notes held through DTC will be received by the Exchange Agent who will make payments in such currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election at least 12 calendar days prior to the relevant payment date to receive that payment in such currency. The Exchange

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

   Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to DTC participants entitled to receive the relevant payment who have not elected to receive payments in such currency. The Global Agency Agreement sets out the manner in which such conversions or such elections are to be made.

       (v) Delay in Payment

       Noteholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a Relevant Business Day, if the Noteholder is late in surrendering its Registered Note (if required to do so), or if its Registered Note cannot be surrendered to a Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 7(a) arrives after the due date for payment.

   (b) Fed Bookentry Notes and Definitive Fed Registered Notes:

       (i) Payments of Principal and Interest

       Payments of principal and interest on the Notes will be payable at a designated office or agency of the Bank in New York City in U.S. dollars to the holder on the Fed Bookentry Record Date (as defined below), provided that, at the Bank's option, principal and interest in respect of Fed Bookentry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Fed Bookentry Notes. At the Bank's option, interest on Definitive Fed Registered Notes and, upon surrender of such Notes, principal thereof may be paid by check payable through the Fiscal Agent and mailed to the holders thereof. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Notes pursuant to the Fiscal Agency Agreement. The "Fed Bookentry Record Date" for the purpose of payment of interest or principal on the Fed Bookentry Notes or Definitive Fed Registered Notes shall be as of the close of business at the Fiscal Agent on (1) for holders of Fed Bookentry Notes, the day preceding the due date for payment thereof and (2) for holders of Definitive Fed Registered Notes, the tenth day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Fed Bookentry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

       (ii) Delay in Payment

       Noteholders will not be entitled to any interest or other payment for any delay after the due date if any date for payment is not a day on which the Fiscal Agent is open for business, and the Noteholder will not be entitled to payment until the next following day on which the Fiscal Agent is open for business.

   (c) Bearer Notes:

       (i) Payments of Principal and Interest

       Payments of principal and interest in respect of Bearer Notes will, subject as mentioned below, be made against presentation and surrender of the relevant Bearer Notes or Coupons, as the case may be, at the specified office of any Paying Agent outside the United States and its possessions
   (1) in respect of payments denominated in a currency other than U.S. dollars and ECU, by a check in such currency drawn on, or, at the option of the holder, by transfer to an account in such currency (in the case of a payment in yen to a non-resident of Japan, a non-resident yen account) maintained by the payee with a bank (in the case of a payment in yen to a non-resident of Japan, an authorized foreign exchange bank) in the Relevant Financial Center of such currency, (2) in respect of payments denominated in U.S. dollars, subject to Condition 7(c)(ii), by a U.S. dollar check drawn on a bank in New York City or, at the option of the holder, by transfer to a U.S. dollar account maintained by the payee with a bank outside the United States, (3) in respect of payments denominated in ECU, subject to Condition 7(g), by credit or transfer to an ECU account specified by the payee (and payments in a component currency (if so determined in accordance with Condition 7(g)) will be made in the substitution currency by a check drawn on, or, at the option of the holder, by transfer to an account specified by the payee with, a bank in the Relevant Financial Center of the substitution currency) or (4) as may otherwise be provided on such Notes.

       (ii) Payments in the United States

       Notwithstanding the foregoing, payments in respect of Bearer Notes denominated and payable in U.S. dollars may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (1) the Bank shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Bearer Notes in the manner provided above when due, (2) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (3) such payment is then permitted by U.S. law. If, under such circumstances, a Bearer Note is presented for payment of principal at the specified office of any Paying Agent in the United States or its territories in circumstances where interest (if any is payable against presentation of the Bearer Note) is not to be paid there, the relevant Paying Agent will annotate the Bearer Note with the record of the principal paid and return it to the holder for the purpose of obtaining payment of interest elsewhere.

       (iii) Payments on Business Days

       Subject as provided on the relevant Note, if any date for payment in respect of any Bearer Note or Coupon comprising all or part of such issue is not (x) a Relevant Business Day; (y) a day on which banks are open for business in the relevant place of presentation; and (z) either:

             (1) in the case of a payment in a currency other than ECU, where payment is to be made by transfer to an account maintained with a bank in the relevant currency, a day on which dealings may be carried on in the relevant currency in the Relevant Financial Center; or

             (2) in the case of payment in a substitution currency by transfer to an account, a day on which banks and foreign exchange markets are open for business in the Relevant Financial Center of such substitution currency, the holder shall not be entitled to payment until the next day following such day nor to any interest or other sum in respect of such postponed payment.

       If the due date for redemption or repayment of any Bearer Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note. Interest accrued from the Maturity Date on a Note the interest basis for which is specified on such Note as being Zero Coupon shall be payable on repayment of such Note against presentation thereof.

   (d) Payments Subject to Law: All payments are subject to any applicable laws and regulations.

   (e) Appointment of Agents: The Paying Agents (if any), the Registrar (if any), the Calculation Agent (if any) and the Transfer Agents (if any) initially appointed by the Bank and their respective specified offices are listed below. The Bank reserves the right at any time to vary the terms of or terminate the appointment of any Paying Agent, the Registrar, the Calculation Agent or any Transfer Agent, to appoint another Registrar or Calculation Agent and to appoint additional or other Paying Agents or Transfer Agents, provided that the Bank will at all times maintain (i) for Fed Bookentry Notes and Definitive Fed Registered Notes, a Fiscal Agent, (ii) a Global Agent,
(iii) for Registered Notes, a Registrar and Transfer Agent in London and a Transfer Agent having a specified office in a European city which, so long as the Notes are listed on the Luxembourg Stock Exchange, will be Luxembourg,
(iv) for Bearer Notes, a Paying Agent having a specified office in a European city which, so long as Notes are listed on the Luxembourg Stock Exchange, will be Luxembourg, (v) a Paying Agent in the Federal Republic of Germany so long as Notes are listed on the Frankfurt Stock Exchange and (vi) a Calculation Agent.

   In addition, the Bank shall forthwith appoint a Paying Agent in New York City in respect of any Bearer Notes denominated in U.S. dollars in the circumstances described in Condition 7(c)(ii).

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

   Notice of any such change or any change of any specified office will promptly be given to the Noteholders in accordance with Condition 13.

   (f) Unmatured Coupons and Unexchanged Talons:

       (i) Notes the only interest basis for which is specified on such Notes as being Fixed Interest Rate and which are Bearer Notes, other than Notes which are specified to be Long Maturity Notes (being Notes whose Principal Amount is less than the aggregate interest payable thereon on the relevant dates for payment of interest under Condition 5(I)(a)), should be surrendered for payment of principal together with all unmatured Coupons (if any) appertaining thereto. An amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal due) will be deducted from the principal due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of such missing Coupon within a period of ten years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8). If the date for payment of principal is any date other than a date for payment of interest, the accrued interest on such principal shall be paid only upon presentation of the relevant Note.

       (ii) Subject to the provisions specified on the relevant Note, upon the due date for redemption of any Note the interest basis for which is specified on such Note as being Variable Interest Rate at any time or any Long Maturity Note which is a Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupons.

       (iii) Upon the due date for redemption of any Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

        (iv) Where any Note the interest basis for which is specified on such Note as being Variable Interest Rate at any time or any Long Maturity Note which is a Bearer Note is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it, and where any Bearer
   Note is presented for redemption without any exchanged Talon relating to it, redemption shall be made only against the provisions of such indemnity as the Bank may require.

   (g) ECU Notes:

       (i) Definition of ECU

           Subject to the provisions of this Condition 7(g), the ECU for the purpose of any Notes denominated in ECU is the same as the ECU that is from time to time used as the unit of account of the European Communities ("EC"). Changes to the ECU may be made by the EC, in which event the ECU will change accordingly.

       (ii) Payments in a Component Currency

            With respect to each due date for the payment of interest or the repayment of principal on which the ECU is neither used as the unit of account of the EC nor used as the currency of the European Union, the Global Agent shall (after consultation with the Bank) choose a component currency of the ECU from among the German mark, the Pound sterling, the French franc, the Italian lire, the Dutch guilder, the Belgian franc and the Luxembourg franc (the "substitution currency") in which all payments due on that due date with respect to Notes and Coupons shall be made. Notice of the substitution currency selected by the Global Agent shall, where practicable, be published in accordance with Condition 13. The amount of each payment in the substitution currency shall be computed on the basis of the equivalent of the ECU in that currency, determined as set out in this Condition 7(g), as of the fourth Relevant Business Day prior to the date on which such payment is due.

       (iii) Computation of Equivalents of the ECU

             In the event that the ECU is used neither as the unit of account of the EC nor used as the currency of the European Union, the equivalent of the ECU in the relevant substitution currency as of any date (the "Valuation Date") shall be determined on the following basis by the Global Agent. The component currencies of the ECU for this purpose (the "Component Currencies") shall be the currency amounts which were component currencies of the ECU when the ECU was most recently used as the unit of account of the EC. The equivalent of the ECU in the substitution currency shall be calculated by, first, aggregating the U.S. dollar equivalents of the Component Currencies, and then, using the rate used for determining the U.S. dollar equivalent of the Component Currency in the substitution currency as set out below, calculating the equivalent in the substitution currency of such aggregate amount in U.S. dollars.

             The U.S. dollar equivalent of each of the Component Currencies shall be determined by the Global Agent on the basis of the middle spot delivery quotations prevailing at 2:30 p.m. (Luxembourg time) on the Valuation Date, as obtained by the Global Agent from one or more leading banks selected by the Global Agent in the country of issue of the component currency in question.

             If the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of that currency as a Component Currency shall be divided or multiplied in the same proportion. If two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as Component Currencies shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency. If any Component Currency is divided into two or more currencies, the amount of that currency as a Component Currency shall be replaced by amounts of such two or more currencies, each of which shall be equal to the amount of the former Component Currency divided by the number of currencies into which that currency was divided.

             If no direct quotations are available for a Component Currency as of a Valuation Date from any of the banks selected by the Global Agent for this purpose because foreign exchange markets are closed in the country of issue of that currency or for any other reason, the most recent direct quotations for that currency obtained by the Global Agent shall be used in computing the equivalents of the ECU on such Valuation Date, provided, however, that such most recent quotations may be used only if they were prevailing in the country of issue not more than two days on which banks and foreign exchange markets are open for business before such Valuation Date. Beyond such period of two business days, the Global Agent shall determine the U.S. dollar equivalent of such Component Currency on the basis of cross rates derived from the middle spot delivery quotations for such Component Currency and for the U.S. dollar prevailing at 2:30 p.m. (Luxembourg time) on such Valuation Date, as obtained by the Global Agent from one or more leading banks selected by it in a country other than the country of issue of such Component Currency. Within such period of two business days, the Global Agent shall determine the U.S. dollar equivalent of such Component Currency on the basis of such cross rates if the Global Agent determines that the equivalent so calculated is more representative than the U.S. dollar equivalent calculated on the basis of such most recent direct quotations. Unless otherwise specified by the Global Agent, if there is more than one market for dealing in any Component Currency by reason of foreign exchange regulations, or for any other reason, the market to be referred to in respect of such currency shall be that upon which a non-resident issuer of securities denominated in such currency would purchase such currency in order to make payments in respect of such securities.

             All determinations made by the Global Agent shall be at its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Bank and all Noteholders and Couponholders.

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


   (h) Talons: On or after the Fixed Rate Interest Payment Date or, as the case may be, the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet (but excluding any Coupons which may have become void pursuant to Condition 8).

   (i) Currency of Payment: All payments in respect of this Note shall be made in the Specified Currency or, in the case of a Note the interest basis of which is specified on such Note as being Variable Interest Rate and a Note which has a Variable Redemption Amount, the Specified Interest Payment Currency and/or the Specified Principal Payment Currency specified on such Note (subject, where the currency so specified is ECU, to the provisions of Condition 7(g)). If at the time that any payment in respect of this Note is due the Specified Currency is no longer used by the government of the country issuing such currency for the payment of public and private debts, then the Bank shall be entitled to make such payment in such other currency as at the time of such payment is legal tender for the payment of such debts in such country; provided however that if the Specified Currency is ECU, the provisions of Condition 7(g) shall apply. In addition, if any payment in respect of this Note is payable in a Specified Currency other than U.S. dollars that is no longer used by the government of the country issuing such currency for the payment of public and private debts or used for settlement of transactions by public institutions in such country or within the international banking community, or in a Specified Currency that is not expected to be available, when any payment on this Note is due as a result of circumstances beyond the control of the Bank, the Bank shall be entitled to satisfy its obligations in respect of such payment by making such payment in U.S. dollars on the basis of the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day. Any payment made under such circumstances in such other currency or U.S. dollars, will constitute valid payment, and will not constitute a default in respect of this Note. For the purpose of this Condition 7(i), "Business Day" means a day on which the Federal Reserve Bank of New York is open for business in New York City.

8.  Prescription

    Other than for Notes and Coupons governed by the laws of the State of New York, claims against the Bank for payment in respect of Notes and Coupons (which, for this purpose shall not include Talons) shall be prescribed and become void unless made within the number of years from the appropriate Relevant Date in respect thereof, as specified on such Notes. In these Conditions, "Relevant Date" means, in respect of any Note or Coupon, the date on which payment in respect thereof first becomes due or (if the full amount payable has not been received by the Global Agent or the Fiscal Agent, as the case may be, on or prior to such due date) the date on which notice is duly given to the Noteholders in accordance with Condition 13 that such amount has been so received and is available for payment.

9.  Default

    If the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or sinking fund in, any bonds, notes (including the Notes), or similar obligations which have been issued, assumed or guaranteed by the Bank, and such default shall continue for a period of 90 days, then at any time thereafter and during the continuance of such default any Noteholder may deliver or cause to be delivered to the Bank at its principal office in Washington, District of Columbia, United States of America, written notice that such Noteholder elects to declare all Notes held by it (the serial or other identifying numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Bank the Notes shall become due and payable at their Early Redemption Amount specified on such Notes, unless prior to that time all such defaults previously existing shall have been cured.

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

10. Replacement of Notes, Coupons and Talons

    If any Registered Note, Definitive Fed Registered Note, Bearer Note, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Transfer Agent in London (in the case of Registered Notes), the Fiscal Agent in New York City (in the case of Definitive Fed Registered Notes) or the Global Agent in London (in the case of Bearer Notes and Coupons) subject to stock exchange requirements, upon payment by the claimant of such costs as may be incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Bank may require. Mutilated or defaced Registered Notes, Definitive Fed Registered Notes, Bearer Notes, Coupons or Talons must be surrendered before replacements will be issued.

11. Further Issues

    The Bank may from time to time without the consent of the Noteholders issue further notes so as to form a single issue with outstanding Notes.

12. Agents

    In acting under the Global Agency Agreement and the Fiscal Agency Agreement, the Agents act solely as agents of the Bank and do not assume any obligation or relationship of agency or trust for or with any holder.

13. Notices

    Notices to holders of Registered Notes will be mailed to them at their respective addresses in the Register. Notices to a holder of Definitive Fed Registered Notes will be mailed to the holder's last shown address on the Fiscal Agent's records.

    All notices regarding the Notes shall be published (i) in a leading daily newspaper in the English language and of general circulation in New York,
(ii) in a leading daily newspaper in the English language and of general circulation in London, (iii) so long as Notes are listed on the Luxembourg Stock Exchange, in a leading daily newspaper in either the French or German language and of general circulation in Luxembourg, (iv) so long as Notes are listed on the Frankfurt Stock Exchange, in the Federal Gazette (Bundesanzeiger) and in one mandatory newspaper designated by the Frankfurt Stock Exchange, and (v) so long as Notes are listed on the Paris Stock Exchange, in a leading daily newspaper in the French language and of general circulation in France. It is expected that such notices will normally be published in The Wall Street Journal in New York, the Financial Times in London, the Luxemburger Wort in Luxembourg, the Borsen-Zeitung in Frankfurt and either La Tribune Desfosses or Les Echos in France. Any such notice shall be deemed to have been given on the later of the date of such publication and fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Notices, will, if published more than once or on different dates, be deemed to have been given on the date of the first publication in such newspapers as provided above.

    Couponholders shall be deemed for all purposes to have notice of the contents of any notice to the holders of Bearer Notes in accordance with this Condition 13.

14. Governing Law, Jurisdiction and Service of Process

    (a) Governing Law: The Notes, the Coupons and the Talons are governed by, and shall be construed in accordance with, the laws of the State of New York, English law or the laws of the Federal Republic of Germany, or such other governing law, as specified on such Notes.

    (b) Jurisdiction and Service of Process: In relation to any legal action or proceedings in the courts of England arising out of or in connection with the Notes, the Coupons and the Talons, the Bank irrevocably submits to the non-exclusive jurisdiction of the courts of England. The Bank hereby irrevocably agrees that service of process in England in any proceedings in England shall be validly completed after delivery thereof to the office of the Bank in London. If the Bank no longer maintains an office in London while any of the Notes remain outstanding, the Bank agrees to appoint forthwith another process agent for these purposes. In relation to any legal action or proceedings in the courts of the Federal Republic of Germany arising out of or in connection with the Notes, the Coupons and the Talons, the Bank irrevocably submits to the non-exclusive jurisdiction of the courts in Frankfurt am Main. The Bank hereby irrevocably agrees that service of process in the Federal Republic of Germany in relation to any proceedings in the Federal Republic of Germany shall be validly completed after delivery thereof to the person and at the address specified on the relevant Note or any successor process agent appointed by the Bank.

                               CLEARANCE AND SETTLEMENT

Introduction

   The Facility has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the bookentry systems operated by the Federal Reserve and DTC in the United States, Euroclear and Cedel Bank in Europe and DKV in the Federal Republic of Germany. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among these clearing systems and the Global Agent to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established among the Global Agent and the clearing systems concerned for this purpose.

   The relationship between the Bank and the holder of a Registered Note, a Fed Bookentry Note, a Definitive Fed Registered Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Registered Note, other than a Definitive Registered Note or a Definitive Fed Registered Note, and the holder of a Bearer Note, other than a Definitive Bearer Note which is not deposited with a clearing system, will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in bookentry form in the relevant clearing system. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which the Bank is not and will not be a party. The Bank will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which Notes are held.

   The Federal Reserve Bank of New York is the fiscal and paying agent for U.S. dollar denominated Notes issued in the United States and held through the bookentry system operated by the Federal Reserve Banks. Morgan Guaranty Trust Company of New York, London office, is the Global Agent for Notes issued in the United States and held through DTC and for Notes held through Euroclear, Cedel Bank, DKV and such other clearing systems as may be specified in the applicable Pricing Supplement.

The Global Agent

   Morgan Guaranty Trust Company of New York, a wholly owned subsidiary of the global financial firm, J.P. Morgan & Co. Incorporated, provides banking services, foreign exchange and custody services worldwide. Morgan Guaranty Trust Company of New York, London office ("MGT London"), will act as the Global Agent for Notes issued under the Facility (except for U.S. dollar denominated Notes issued through the Federal Reserve Bank of New York). MGT London has direct custodial and depositary linkages with DTC, Euroclear (which is operated by Morgan Guaranty Trust Company of New York, Brussels office), Cedel Bank and DKV to facilitate issue, transfer and custody of Notes in these clearing systems. As necessary (and as more fully described below), MGT London will act as Registrar, Transfer Agent, Exchange Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Pricing Supplement.

The Clearing Systems

Federal Reserve Bookentry System

   The Federal Reserve Banks operate the Federal bookentry system which provides bookentry holding and settlement for all U.S. dollar denominated securities issued by the U.S. Government, certain of its agencies and international organizations (including the Bank) in which the United States is a member. The system enables specified depositaries and other institutions with an appropriate account with a Federal

Reserve Bank or Branch ("Holding Institutions") to hold, make payments and transfer securities and funds through the Federal Reserve Bank's Fedwire electronic funds transfer system.

DTC

   DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic bookentry changes in accounts of DTC participants.

DKV

   DKV is incorporated under the laws of the Federal Republic of Germany and acts as a specialized depositary and clearing organization. DKV is subject to regulation and supervision by the Bundesaufsichtsamt fur das Kreditwesen (the German banking supervisory authority). DKV holds securities for its participants and facilitates the clearance and settlement of securities transactions between its accountholders through electronic bookentry changes in securities accounts with simultaneous payment in Deutsche mark in same-day funds.

Euroclear

   Euroclear was created in 1968 and is operated by Morgan Guaranty Trust Company of New York, Brussels office. Euroclear holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Cedel's accountholders through electronic bookentry changes in accounts of its accountholders.

Cedel Bank

   Cedel Bank is incorporated under the laws of Luxembourg as a professional depositary. Cedel Bank holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear's accountholders through electronic bookentry changes in accounts of its accountholders.

Other Clearing Systems

   Any other clearing system which the Bank, the Global Agent and any Dealer agree shall be available for a particular issue of Notes will be described in the applicable Pricing Supplement, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures -- Primary Distribution

Introduction

   Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Pricing Supplement. Payment for Notes will be on a delivery versus payment or free delivery basis, as more fully described in the applicable Pricing Supplement.

Registered Notes and Fed Bookentry Notes

   The Bank and the relevant Dealer(s) shall agree that either global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Pricing Supplement. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Pricing Supplement.

   Unless otherwise agreed between the Bank and the Global Agent, Morgan Guaranty Trust Company of New York, acting through its relevant office, will act as the custodian or depositary for all Notes in global form (other than Notes cleared through DKV).

   (i)  Global Clearance and Settlement -- Specified Currencies

   Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Pricing Supplement. The procedures are expected to follow those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Pricing Supplement.

   (ii) Specific Clearance and Settlement -- Federal Reserve Bank of New York

   The Federal Reserve Bank of New York will take delivery of and hold Fed Bookentry Notes as record owner and custodian for other Federal Reserve Banks and for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Fed Bookentry Notes through their respective Federal Reserve Banks or Branches.

   The aggregate holdings of Fed Bookentry Notes of each Holding Institution will be reflected in the bookentry account of such Holding Institution with its Federal Reserve Bank or Branch. The Notes may be held of record only by Holding Institutions, which are entities eligible to maintain bookentry accounts with the Federal Reserve Banks. A Holding Institution may not be the beneficial holder of a Note. Beneficial holders will ordinarily hold the Notes through one or more financial intermediaries, such as banks, brokerage firms and securities clearing organizations. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial holder, will have the responsibility of establishing and maintaining accounts for its customers having interests in Fed Bookentry Notes.

   Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Bank, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Fed Bookentry Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Fed Bookentry Notes. The Federal Reserve Banks will not record pledges of Fed Bookentry Notes.

   (iii)     Specific Clearance and Settlement -- DTC

   Registered Notes which are to be cleared and settled through DTC will be represented by a DTC Global Note. DTC participants acting on behalf of investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC's Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants' securities accounts following confirmation of receipt of payment to the Bank on the relevant Issue Date.

   (iv) Specific Clearance and Settlement -- Euroclear and Cedel Bank

   Registered Notes which are to be cleared and settled through Euroclear and Cedel Bank will be represented by one or more Registered Global Notes registered in the name of a nominee of the Euroclear and Cedel Bank depositaries. Investors holding Registered Notes through Euroclear and Cedel Bank will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Cedel Bank participants' securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value the relevant Issue Date).

   (v)  Specific Clearance and Settlement -- DKV

   Notes which are to be cleared and settled through DKV will be represented by a Note in global bearer form (a "DKV Global Note"). Settlement procedures applicable to the domestic Deutsche mark market will be followed by DKV. Notes will be credited to DKV participant securities accounts on the relevant Issue Date against payment in Deutsche mark in same day funds.

Bearer Notes

   The Bank will make applications to Euroclear and Cedel Bank for acceptance in their respective bookentry systems, in respect of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds in the Specified Currency will be followed, unless otherwise specified in the applicable Pricing Supplement.

Clearance and Settlement Procedures -- Secondary Market Transfers

Transfers of Registered Notes

   Transfers of interests in a Note in global form within or between the various clearing systems which may be clearing and settling interests therein will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Therefore, interests in a DTC Global Note and a Registered Global Note are exchangeable for, or are transferable to transferees who wish to take delivery thereof in the form of, beneficial interests in the Registered Global Note and the DTC Global Note, respectively, of the relevant issue only in accordance with the rules and operating procedures of DTC, Euroclear and Cedel Bank, and in compliance with the provisions of the Global Agency Agreement, provided that no such exchange or transfer may take place during the period of 15 days ending on the due date for any payment of principal in respect of the Notes. Further details concerning such rules and procedures may be set forth in the applicable Pricing Supplement.

   For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

   The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Note to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfers of Fed Bookentry Notes and Definitive Fed Registered Notes

   Transfers of Fed Bookentry Notes between Holding Institutions can be made through the Federal Reserve Communications System. Transfers of Definitive Fed Registered Notes can be made through the Fiscal Agent in compliance with its customary procedures for such transfers.

Transfers of Bearer Notes

   Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

   Although DTC, DKV, Euroclear and Cedel Bank have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, DKV, Euroclear and Cedel Bank, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Bank, the Global Agent or any other Agent will have any responsibility for the performance by DTC, DKV, Euroclear and Cedel Bank or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

                                     TAX MATTERS

   The following is a summary of the provisions of the Articles concerning taxation of the Notes and of certain anticipated United States federal income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary does not cover all of the possible tax consequences relating to the ownership of the Notes and the receipt of interest thereon, and it is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes and hold the Notes as capital assets, and does not address special classes of holders, such as dealers in securities or currencies, banks, tax-exempt entities, life insurance companies, persons holding Notes as a hedge or hedged against interest rate or currency risks or as part of a straddle, or holders whose functional currency is not the U.S. dollar. This summary is based upon the United States federal income, withholding and estate tax laws as currently in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply.

   Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

   A discussion of special anticipated United States federal income, withholding and estate tax consequences associated with a particular issue of Notes will be included in the applicable Pricing Supplement. Prospective purchasers of Notes issued at a discount, Notes issued at a premium, Notes with a maturity of one year or less, Notes with variable maturities or interest payment dates or Notes providing for principal or interest payments that are variable or contingent for United States federal income tax purposes should consult the applicable Pricing Supplement for any special United States federal income, withholding and estate tax considerations with respect to such Notes.

Taxation of the Notes in General

   The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of the Bank (i) which tax discriminates against the Notes solely because they were issued by the Bank, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

United States Federal Income Taxation

Treatment of Qualified Stated Interest

   Under the Internal Revenue Code of 1986, as amended (the "Code"), a holder of a Note who or which is (i) a United States citizen or resident alien individual,
(ii) a United States domestic corporation or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of a Note (a "U.S. Holder") will be taxable on the qualified stated interest accrued or received on such Note in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. Qualified stated interest is interest that is payable at a single fixed rate at least annually. Notes bearing interest other than qualified stated interest and Notes issued at a discount may be subject to the original issue discount provisions of the Code.

   If an interest payment is denominated in or determined by reference to a currency other than the U.S. dollar (a "foreign currency"), the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars. Under the first method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year).

   Under the second method, an accrual basis U.S. Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such U.S. Holder, and will be irrevocable without the consent of the Service.

   Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in, or determined by reference to, a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between
(x) the average exchange rate used to accrue interest income, or the exchange rate as determined under the second method described above if the U.S. Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

   The United States Treasury Department has issued to the Bank rulings dated May 4, 1988 and May 5, 1989 (the "Rulings") regarding certain United States federal tax consequences of the receipt of interest on securities issued by the Bank. The Rulings provide that interest paid by the Bank on such securities, including payments attributable to accrued original issue discount, constitutes income from sources without the United States.

   Because, under the Rulings, interest paid by the Bank is treated as income from sources without the United States, interest paid by the Bank would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such interest would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading in stock or securities for its own account, and in either case such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such interest is attributable to its United States business.

Purchase, Sale and Retirement of the Notes

   A U.S. Holder's initial tax basis in a Note will generally be its U.S. dollar cost. The U.S. dollar cost of Notes purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulation Section 1.988-2(a)(2)(iv)) purchased by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the purchase. A U.S. Holder's initial tax basis in a Note may be adjusted in certain circumstances, such as, in the case of an accrual basis U.S. Holder, the accrual of interest income.

   A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the adjusted tax basis of the Note. The amount realized on a sale or retirement for an amount in a foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulation
Section 1.988-2(a)(2)(iv)) sold by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the sale. Except to the extent described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss. Long-term capital gain of an individual U.S. Holder is generally subject to a maximum tax rate of 28 percent in respect of property held for more than one year, or a maximum rate of 20 percent in respect of property held in excess of 18 months.

   Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

   A United States person generally will not be entitled to deduct any loss sustained on the sale or other disposition (including the receipt of principal) of Bearer Notes (other than Bearer Notes having a maturity of one year or less from the date of issue) and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Notes (other than Bearer Notes having a maturity of one year or less from the date of issue).

   Nonresident alien individuals, foreign corporations and foreign estates and trusts generally will not be taxable on gain or loss on the sale or exchange of a Note unless ownership of the Note is effectively connected with the conduct of a trade or business in the United States or, in the case of a nonresident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or exchange and certain other conditions are met.

Exchange of Amounts in Foreign Currency

   Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of such foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S dollars) will be ordinary income or loss.

United States Federal Withholding Tax

   Under the Articles, the Bank is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Rulings confirm that neither the Bank nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Bank is required to withhold tax on interest paid by the Bank. Payments of interest and accrued original issue discount on the Notes will therefore be made to the Global Agent without deduction in respect of any such tax.

United States Federal Estate Tax

   In the case of United States federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Bank are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

United States Information Reporting and Backup Withholding

   The Bank is not subject to the reporting requirements that generally are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed, in certain circumstances, by United States law with respect to such payments. While temporary regulations issued by the Internal Revenue Service confirm that the backup withholding requirements do not apply to any paying agent of the Bank with respect to the Notes, the Fiscal Agent and the Global Agent may file information returns with the Internal Revenue Service with respect to payments on the Notes made within the Unites States to certain non-corporate United States persons as if such returns were required. Under the bookentry system as operated by the Federal Reserve Bank of New York, no such information returns will be filed by the Fiscal Agent with respect to Fed Bookentry Notes.

   Brokers, trustees, custodians and other intermediaries within the United States are subject to reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons, and foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding by such intermediaries in respect of such payments.

                                 CURRENCY CONVERSIONS

Payments for Notes

   Investors will be required to pay for Notes in the Specified Currency. The relevant Dealer(s) may, under certain terms and conditions, arrange for the conversion of the Investor's Currency into the Specified Currency to enable investors whose financial activities are denominated principally in the Investor's Currency to pay for the Notes in the Specified Currency. Each such conversion will be made by such Dealer on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors of the Notes.

Payments on Notes

   Payments in respect of such Notes will be made in the Specified Currency, Specified Principal Payment Currency or Specified Interest Payment Currency (each, the "Specified Payment Currency") as specified in the applicable Pricing Supplement. Most banks in the United States do not currently offer non-U.S. dollar denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Pricing Supplement, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to an account outside the United States.

   Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars through DTC ("DTC Noteholders") will receive such payments in U.S. dollars, unless they elect to receive payments in the Specified Payment Currency. Except as provided below, in the event that a DTC Noteholder shall not have made such election, where the Specified Payment Currency is not U.S. dollars, payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Agent; provided, however, that Euroclear and Cedel Bank (in their capacity as DTC Noteholders and as participants in DTC) and any investors who hold beneficial interests in a DTC Global Note directly or indirectly through Euroclear or Cedel Bank (i) shall receive all payments in such Specified Payment Currency without making any such election and (ii) may not elect to receive payments in other than such Specified Payment Currency. The U.S. dollar amount in respect of any payment received by a DTC Noteholder not electing (subject to the provision in the preceding sentence) payment in the Specified Payment Currency will be based on the Exchange Agent's bid quotation, at or prior to 11:00 a.m., London time, on the second day on which banks are open for business in London and New York City preceding the applicable payment date, for the purchase of U.S. dollars with the Specified Payment Currency for settlement on such payment date of the aggregate amount of the Specified Payment Currency payable to all DTC Noteholders receiving U.S. dollar payments. If such bid quotation is not available, the Exchange Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Agent for such purchase. If no such bids are available, payment of the aggregate amount due to all DTC Noteholders on the payment date will be made in the Specified Payment Currency. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments.

   A DTC Noteholder may elect to receive payment of the principal of, or interest with respect to, the Notes in the Specified Payment Currency by notifying DTC prior to 5:00 p.m. Eastern Standard Time ("E.S.T.") on the third day on which banks are open for business in New York City (a "New York Business Day") following the applicable record date in the case of interest, and the twelfth calendar day prior to the payment date for the payment of principal, of
(i) such holder's election to receive all or a portion of such payment in the Specified Payment Currency for value the relevant interest payment date or final maturity date, as the case may be, and (ii) wire transfer instructions to an account denominated in the Specified Payment Currency with respect to any payment to be made in the Specified Payment Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions prior to 5:00 p.m. E.S.T. on the first New York Business Day following the applicable record date. DTC will notify the Exchange Agent of such election and wire transfer instructions and of the amount of the Specified Payment Currency to be converted into U.S. dollars, prior to 5:00 p.m. E.S.T. on the fifth New York Business Day following the applicable record date in the case of interest and the tenth calendar day prior to the payment date for the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Exchange Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Payment Currency outside DTC, otherwise only U.S. dollar payments will be made by the Exchange Agent. Payments in the Specified Payment Currency outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

                                 PLAN OF DISTRIBUTION

Dealers

   The Facility provides for the appointment of dealers in respect of any particular issue of Notes (all such dealers together, the "Dealers"). There are no sponsoring dealers with respect to the Facility. Any Dealer will be able to purchase Notes on an underwritten basis, either individually or as part of a syndicate, or on an agency basis.

Standard Provisions

   Notes may be sold from time to time by the Bank to or through any one or more Dealers and (other than Deutsche mark denominated Notes) by the Bank itself. The arrangements under which the Notes may from time to time be agreed to be sold by the Bank to or through Dealers are set out in the Standard Provisions dated as of October 1, 1997 (as amended or supplemented from time to time, the "Standard Provisions"). The Standard Provisions will be incorporated by reference into the agreement by which Dealers are subsequently appointed in respect of a particular issue of Notes.

   Any agreement for the sale of Notes will, inter alia, make provision for the form and terms and conditions of the relevant Notes, the method of distribution of the Notes, the price at which such Notes will be purchased by any Dealer and the commissions or other agreed deductibles (if any) which are payable or allowable by the Bank in respect of such purchase. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer(s) or the Bank materially adversely affects the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

   No action has been or will be taken in any jurisdiction by any Dealer or the Bank that would permit a public offering of any of the Notes, or possession or distribution of this Prospectus, or any part thereof including any Pricing Supplement, or any other offering or publicity material relating to the Notes, in such jurisdiction. The relevant Dealer(s) (and the Bank in connection with sales of Notes on its own behalf) will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes this Prospectus, or any part thereof including any Pricing Supplement, or any such other material, in all cases at its own expense.

   No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in this Prospectus, the applicable Pricing Supplement or such other information relating to the Bank and/or the Notes which the Bank has authorized to be used.

   Selling restrictions may be modified by the agreement of the Bank and the relevant Dealer(s) following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular Specified Currency. Any such modification or addition will be set out in the Pricing Supplement issued in respect of each issue of Notes to which such modification or addition relates or in a supplement to this Prospectus.

United States

   Under the provisions of Section 15(a) of the Bretton Woods Agreements Act, as amended, Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

   Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of
Section 165(j)(3)(A), (B) or (C) of the Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above. No Bearer Notes (other than a Temporary Global Note and certain Bearer Notes described in the following paragraph) with a maturity of more than one year may be delivered, nor may interest be paid on any such Bearer Note, until the person entitled to receive such Bearer Note or such interest furnishes a written certificate to the effect that the relevant Bearer Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the Bearer Note through the foreign branch of such a financial institution and who holds the Bearer Note through such financial institution on the date of certification, provided, in either case, that such financial institution provides a certificate to the Bank or the distributor selling the Bearer Note to it, within a reasonable time of selling the Bearer Note, stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or (iii) is owned by a financial institution for purposes of resale during the restricted period. A financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) must certify that it has not acquired the Bearer Note for purposes of resale directly or indirectly to a United States person or to a person within the United States. In the case of a Note represented by a Permanent Global Note, such certification must be given in connection with notation of a beneficial owner's interest therein.

   A Bearer Note will not be subject to the certification requirements described in the preceding paragraph if the Bearer Note is sold during the restricted period and all of the following conditions are satisfied: (i) the interest and principal with respect to the Bearer Note are denominated only in the currency of a single foreign country; (ii) the interest and principal with respect to the Bearer Note are payable only within that foreign country; (iii) the Bearer Note is offered and sold in accordance with practices and documentation customary in that foreign country; (iv) the distributor of the Bearer Note agrees to use reasonable efforts to sell the Bearer Note within that foreign country; (v) the Bearer Note is not listed, or the subject of an application for listing, on an exchange located outside that foreign country; (vi) the U.S. Internal Revenue Service has designated the foreign country as a foreign country in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible; (vii) the issue of the Bearer Note is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in that foreign country; and (viii) more than 80 percent, by value, of the Bearer Notes included in the offering of which the Bearer Note is a part are sold to non-distributors by distributors maintaining an office located in that foreign country. Bearer Notes that are convertible into U.S. dollar denominated debt obligations or which are otherwise linked by their terms to the U.S. dollar are not eligible for the certification exemption described in this paragraph. The only foreign countries that have been designated as foreign countries in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible are Switzerland and Germany.

   Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

        "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

   As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

Related Derivatives Transactions

   In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swap or other financial derivative transactions, as described in the Information Statement under "Risk Management -- Derivatives". The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. However, the Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

                                VALIDITY OF THE NOTES

   The validity of the Notes will be passed on by the Senior Vice President and General Counsel, or a Deputy General Counsel or the Chief Counsel, Finance, of the Bank and by Sullivan & Cromwell (as to Notes governed by New York law), Linklaters & Paines (as to Notes governed by English law) and Hengeler Mueller Weitzel Wirtz (as to Notes governed by German law), counsel to the Dealers, each of which, with respect to certain matters, will rely upon counsel to the Bank. It is expected that the validity of Notes governed by the law of any other jurisdiction will be passed on by counsel to the relevant Dealers at the time of issue.

   The opinions of counsel to the Bank, Sullivan & Cromwell, Linklaters & Paines and Hengeler Mueller Weitzel Wirtz will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Bank and the Fiscal Agent or the Global Agent in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of such opinions.

                                 GENERAL INFORMATION

   1. The issuance of the Notes by the Bank and the execution of all documents associated with the Facility in order to fund the Bank's loans, guarantees and liquid assets portfolio has been authorized without limit by Resolution No. 96-3, approved by the Executive Directors of the Bank on July 30, 1996.

   2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

   3. Under Article 109G of the Treaty establishing the European Communities, as amended by the Treaty on European Union, the currency composition of the ECU may not be changed. From the start of the third stage of European monetary union, the value of the ECU as against the currencies of the member states participating in the third stage will be irrevocably fixed, and the ECU will become a currency in its own right. (It is anticipated that supplementary information may be included and the relevant terms and conditions may be modified or supplemented in the Pricing Supplement for any issue of Notes denominated in ECU, in each case as the Bank may consider appropriate as of the date of the relevant issue.)

   4. Each issue of Deutsche mark denominated Notes will take place in compliance with the guidelines of the German central bank regarding the issue of Deutsche mark denominated debt securities. In particular, only credit institutions domiciled in the Federal Republic of Germany (including German branches of foreign banks) will act as Dealers in relation to the Deutsche mark denominated Notes, except in the case of an issue of Deutsche mark denominated Notes on a syndicated basis (in which case only the lead manager is required to be a credit institution domiciled in the Federal Republic of Germany). Moreover, Deutsche mark denominated Notes must have an original maturity of not less than two years and may not contain any put or call option entitling the Bank or the Noteholders to redeem such Notes on or prior to the second anniversary of the relevant issue date.

    Pursuant to the terms of each DKV Global Note and any DTC Global Note relating to an issue of Notes denominated in Deutsche mark and governed by the laws of the Federal Republic of Germany, any Noteholder may enforce its rights under its Notes on the basis of an appropriate statement of the financial institution with which it maintains a securities account in respect of the Notes held by it and a certified copy of the relevant DKV Global Note or DTC Global Note, as the case may be.

   5. Only a registered credit institution meeting the relevant requirements of De Nederlandsche Bank may act as a Dealer for an issue of Notes denominated in Netherlands guilders. For syndicated issues, a registered credit institution will be appointed as a joint lead manager for such Notes.

   6. Banque Paribas has been appointed as the arranger (the "Arranger") for the issue of Notes denominated in French francs or in any other currency but directly or indirectly linked to the French franc ("FRF Notes") under the Facility. Only credit establishments or investment institutions established in a member State of the European Union may act as Dealers for, or lead managers of, FRF Notes. The Bank, the Arranger and the purchasers of FRF Notes under the Facility will comply with the rules and regulations relating to the Marche de l'Euro-franc of the Comite des Emissions (the "Euro FRF Regulations").

   The minimum maturity of FRF Notes must be one year. In addition, no part of FRF Notes may be redeemed prior to the first anniversary of the relevant Issue Date. Issues of indexed or equity linked FRF Notes must be made in compliance with the Principes Generaux set by the Commission des Operations de Bourse (the "COB") and the Conseil des Bourses de Valeurs (the "CBV"). The Euro FRF Regulations recommend the listing of French Franc Notes on the Paris Bourse where either (a) such FRF Notes are, or are intended to be, listed on any other stock exchange or (b) such FRF Notes are, or are intended to be, distributed as a public offer (within the meaning of the Euro FRF Regulations, as may be amended from time to time). For the sole purpose of listing FRF Notes on the Paris Stock Exchange, this Prospectus has been submitted for clearance to the COB and has been registered by the COB under no. P 97-326 dated October 2, 1997.

   Responsibility statement:

                                PERSONNES QUI ASSUMENT
               LA RESPONSABILITE DU "DOCUMENT DE BASE" ("PROSPECTUS")

(a)  AU NOM DE L'EMETTEUR
     A la connaissance de l'emetteur, les donnees du present Document de Base sont conformes a la realite et ne comportent pas d'omissions de nature a en alterer la portee.

     International Bank for Reconstruction and Development
     Gary L. Perlin
     Vice President and Treasurer

(b)  AU NOM DE LA BANQUE PRESENTATRICE

     A la connaissance de la banque presentatrice, les donnees du present Document de Base sont conformes a la realite et ne comportent pas d'omissions de nature a en alterer la portee.

     Banque Paribas
     Dominique Hoenn
     Membre du Directoire

                     COMMISSION DES OPERATIONS DE BOURSE

     En vue de la cotation a Paris des obligations eventuellement emises dans le cadre de cette Facilite, et par application des articles 6 et 7 de l'ordonnance no. 67-833 du 28 septembre 1967 telle que modifiee, la Commission des Operations de Bourse a enregistre le present Document de Base sous le no. P 97-326 en date du 2 octobre 1997.

For information purposes only, English translation of the responsibility statement:

                       "PERSONS RESPONSIBLE FOR THE PROSPECTUS

(a)  THE ISSUER

     To the best of the knowledge of the issuer, the information contained in this Prospectus is accurate and there is no omission which could make it misleading.

    International Bank for Reconstruction and Development
    Gary L. Perlin
    Vice President and Treasurer

(b)  THE ARRANGER

     To the best of the knowledge of the arranger, the information contained in this Prospectus is accurate and there is no omission which could make it misleading.

     Banque Paribas
     Dominique Hoenn
     Membre du Directoire

                      COMMISSION FOR STOCK EXCHANGE OPERATIONS

     Pursuant to Articles 6 and 7 of Ordinance no. 67-833 of September 28, 1967, as amended, for the purpose of listing securities which may be issued under the Facility on the Paris Stock Exchange, the COB has registered this Prospectus under no. P 97-326 dated October 2, 1997."

                               INTERNATIONAL BANK FOR
                           RECONSTRUCTION AND DEVELOPMENT
                                 1818 H Street, NW
                                Washington, DC 20433

                                    FISCAL AGENT

                          Federal Reserve Bank of New York
                                 33 Liberty Street
                                 New York, NY 10045

                                    GLOBAL AGENT

                     Morgan Guaranty Trust Company of New York
                               60 Victoria Embankment
                                  London EC4Y 0JP

                             LISTING AND SPECIAL AGENT,
                                    PAYING AGENT
                                 AND TRANSFER AGENT

                             Banque Paribas Luxembourg
                                10A Boulevard Royal
                                 L-2093 Luxembourg

                           LEGAL ADVISERS TO THE DEALERS

        As to United States law                      As to English law

        Sullivan & Cromwell                          Linklaters & Paines
    1701 Pennsylvania Avenue, NW                      885 Third Avenue
        Washington, DC 20006                         New York, NY 10022

                                  As to German law

                           Hengeler Mueller Weitzel Wirtz
                            Bockenheimer Landstrasse 51
                             60325 Frankfurt am Main

                                                                       Exhibit E

                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                            Global Debt Issuance Facility

          STANDARD PROVISIONS, amended and restated as of October 7, 1997, relating to the issuance of Notes (as defined below) by the International Bank for Reconstruction and Development (the "Bank").

          The Bank intends to issue and sell from time to time Notes (the "Notes") under a Global Debt Issuance Facility (the "Facility"), denominated in specified currencies or currency units, with maturities of one day or longer from the date of original issuance thereof. Notes may be issued in an unlimited aggregate amount. The Notes will be issued from time to time in accordance with a Global Agency Agreement, dated as of April 15, 1994, as amended by Amendment No. 1 thereto, dated as of August 21, 1996, and Amendment No. 2 thereto, dated as of the date hereof (as it may be supplemented, amended or restated from time to time, the "Global Agency Agreement"), between the Bank and Morgan Guaranty Trust Company of New York, acting through its London office, as Global Agent, or any successor or replacement Global Agent (the "Global Agent"), or, for U.S. dollar denominated Notes cleared and settled through the bookentry system of the Federal Reserve Banks, a Fiscal Agency Agreement, dated as of November 30, 1983 (as it may be supplemented or amended from time to time, the "Fed Fiscal Agency Agreement"), between the Bank and the Federal Reserve Bank of New York, as Fiscal Agent (the "Fed Fiscal Agent"). The Notes are more fully described in the prospectus for the Facility dated October 7, 1997 and any replacement prospectus published subsequent thereto, and may be further described either in amendments or supplements thereto or in separate pricing supplements. Such prospectus incorporates by reference the most recent Information Statement of the Bank and any quarterly or annual financial statements filed with the U.S. Securities and Exchange Commission, or any stock exchange on which Notes are listed, subsequent to the date of such Information Statement. Except as the context shall otherwise require, such prospectus (including any version thereof translated into another language), as amended or supplemented from time to time, including information incorporated by reference in such prospectus, is hereinafter referred to as the "Prospectus". Any separate pricing supplement, substantially in the form of Exhibit C hereto, that sets forth the specific terms of a particular issue of Notes (including any version thereof translated into another language) is hereinafter referred to as a "Pricing Supplement".

          1. Appointment of Dealers. Subject to the terms and conditions stated herein, and subject to the reservation by the Bank of the right to sell Notes directly to investors on its own behalf (if in accordance with applicable law or directive), the Bank may appoint agents, dealers or underwriters (each firm a "Dealer" and together the "Dealers"), for the purpose of (i) purchasing Notes as principal (on either a syndicated or non-syndicated basis) for resale to others pursuant to a Terms Agreement (as defined below) in accordance with the provisions of Section 4(a) hereof or
(ii) soliciting offers to purchase a particular issue of Notes pursuant to an Appointment Agreement (as defined below) in accordance with the provisions of
Section 4(b) hereof.

          Except to the extent they are incorporated by reference in a Terms Agreement or an Appointment Agreement, these Standard Provisions shall not be construed as an obligation of the Bank to sell any Notes or as an obligation of any of the Dealers to purchase any Notes.

          2. Representations, Warranties and Agreements of the Bank. The Bank represents and warrants to, and agrees with, the Dealers that:

          (a) The Prospectus does not, and any applicable Pricing Supplement (when read together with the Prospectus) as of its date will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty does not apply to statements in or omissions from the Prospectus based upon information concerning any Dealer furnished to the Bank in writing by a Dealer expressly for use therein.

          (b) The Bank is duly established and existing under its Articles of Agreement (the "Articles of Agreement").

          (c) Any applicable Terms Agreement or Appointment Agreement, as of its date, has been duly authorized, executed and delivered by the Bank.

          (d) The creation, issue, sale, execution and delivery of the Notes have been duly authorized, and when duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms; the Notes will conform in all material respects to the descriptions thereof contained in the Prospectus, as amended or supplemented, and the Pricing Supplement relating to such issue of Notes; and the issue or sale of the Notes or the taking of any other action herein contemplated does not now and will not result in a breach by the Bank of any terms of, or constitute a default under, any agreement or undertaking of the Bank.

          (e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank.

          (f) There has not been any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, of the Bank from that set forth in the Prospectus.

          (g) The Bank has obtained, or prior to the time of issuance of any particular issue of Notes will have obtained, all governmental approvals required pursuant to the Articles of Agreement in connection with the offering, issue and sale of the Notes.

          3. Settlement Date; Document Date. The date of sale and purchase of a particular issue of Notes is referred to herein as a "Settlement Date". References herein to "Document Date" mean the first Settlement Date that follows (i) the date of these Standard Provisions or (ii) a date on which the Prospectus is amended or supplemented (including without limitation by publication of an Information Statement, but excluding any amendment or supplement by a Pricing Supplement or resulting solely from incorporation by reference of the Bank's separately published quarterly or annual financial statements).

          4. Distribution and Marketing of Notes. Notes will be in such denominations as may be agreed between the Bank and the relevant Dealer(s) and specified in the applicable Pricing Supplement, subject to applicable law or other relevant regulatory authority.

          (a) Purchases as Principal. Each sale of Notes directly to a Dealer or Dealers as principal for resale to others shall be made in accordance with the terms contained herein and in a separate agreement satisfactory to the Bank and such Dealer or Dealers that will provide for the sale of such Notes to and the purchase and re-offering thereof by such Dealer or Dealers. Each such separate agreement between a Dealer and the Bank is herein referred to as a "Terms Agreement" and shall be substantially in the form of Exhibit B hereto. The Bank may from time to time issue Notes on a syndicated basis to two or more Dealers appointed pursuant to a Terms Agreement, which Notes shall be fully underwritten on either a joint and several or a several basis as set forth in such Terms Agreement. A Dealer's commitment to purchase Notes as principal shall be deemed to have been made on the basis of the representations, warranties and agreements of the Bank contained herein, and in any applicable Terms Agreement, and shall be subject to the terms and conditions herein and therein set forth.

          (b) Solicitations as Agent. If an agent, dealer or underwriter is to be appointed by the Bank as a Dealer for the purpose of soliciting offers to purchase a particular issue of Notes, the Bank will enter into an agreement with such agent, dealer or underwriter substantially in the form of Exhibit A hereto (an "Appointment Agreement") and will deliver copies of the documents referred to in such Appointment Agreement. Each of such Dealers, severally and not jointly, will use such efforts to solicit offers to purchase the applicable Notes as are consistent with best market practice in the international securities markets upon the terms and conditions set forth in the Prospectus. The Bank reserves the right to sell Notes directly to investors on its own behalf (if permitted in accordance with applicable law or directive).

          Unless otherwise agreed or unless applicable law or directive in the relevant jurisdiction otherwise prescribes, each Dealer appointed as agent is authorized to solicit offers to purchase Notes only in the minimum principal amount of U.S.$1,000,000 (or, in the case of Notes not denominated in U.S. dollars, the approximate equivalent thereof in a Specified Currency (as defined in the Prospectus)), or any amount in excess thereof which is an integral multiple of U.S.$1,000 (or, in the case of Notes not denominated in U.S. dollars, conventionally accepted integral multiples in the relevant Specified Currency). Each Dealer appointed as agent shall communicate to the Bank, orally or in writing, each offer to purchase Notes received by it as agent that in such Dealer's reasonable judgment should be considered by the Bank. The Bank shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part, and any such rejection shall not be deemed a breach of the Bank's agreements contained herein and in the applicable Appointment Agreement. Each Dealer shall have the right to reject any offer to purchase Notes that such Dealer reasonably considers to be unacceptable, and any such rejection shall not be deemed a breach of such Dealer's agreements contained herein and in the applicable Appointment Agreement.

          The Bank reserves the right, in its sole discretion, to instruct the Dealers acting as agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes. Upon receipt of notice from the Bank, each Dealer will forthwith suspend solicitations of offers to purchase Notes from the Bank until such time as the Bank has advised the Dealers that such solicitation may be resumed.

          In soliciting offers to purchase the Notes as agent, each Dealer is acting solely as agent for the Bank, and not as principal, and does not assume any obligation towards or relationship of agency or trust with any purchaser of Notes. Each Dealer shall make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by such Dealer and accepted by the Bank, but such Dealer shall not have any liability to the Bank in the event any such purchase is not consummated for any reason. If the Bank shall default in its obligation to deliver Notes to a purchaser whose offer it has accepted, the Bank shall hold such Dealer harmless against any loss, claim, damage or liability arising from or as a result of such default and shall, in particular, pay to such Dealer the commission such Dealer would have received had such sale been consummated.

          The Bank agrees to pay to each Dealer acting as agent, as consideration for the sale of each Note and receipt of payment therefor resulting from a solicitation made by such Dealer, a commission in an amount that may be mutually agreed.

          (c) Investor Suitability. Each Dealer agrees with the Bank that it will give due regard to whether investors in the Notes have the financial capacity to bear the risks associated with investment in the Notes and sufficient knowledge and experience to evaluate those risks; and, in addition to any customary and required disclosure, each Dealer agrees that it will, if it deems appropriate, provide investors with further clarification of the risks involved in investing in the Notes.

          (d) Selling Restrictions. No action has been or will be taken by the Bank or by or on behalf of any Dealer in any jurisdiction to allow the Bank or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer, and the Bank in connection with its sales of Notes directly to investors on its own behalf, agrees that in connection with offers or sales of Notes, it is familiar with and will observe the restrictions on the offering, sale and delivery of Notes and distribution of offering materials relating to Notes as set out in Exhibit D hereto, or as otherwise agreed by the Bank and the relevant Dealer or Dealers in respect of a particular issue of Notes.

          (e) Stabilization. In connection with a particular issue of Notes that is to be distributed on a syndicated basis, the relevant Dealer or Dealers reserve the right to appoint itself or any one of them to act as a stabilizing manager (the "Stabilizing Manager"), which will be disclosed in the applicable Pricing Supplement. The terms upon which any Stabilizing Manager shall act or be appointed shall be those established by the relevant Dealer or agreed from time to time between the relevant Dealers for any particular issue of Notes and shall be subject to all applicable laws, regulations and directives. If the Bank agrees to issue Notes to more than one Dealer and no agreement shall be reached between the relevant Dealers, none of them may stabilize the relevant issue of Notes. The Stabilizing Manager, for its own account (subject to any agreement among the relevant Dealers) in its discretion may, as principal and not as agent of the Bank, in connection with the distribution of any particular issue of Notes, over-allot or effect transactions which stabilize or maintain the market price of such Notes at levels which might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time. Any loss resulting from the over-allotment or stabilizing shall be borne, and any net profit arising therefrom shall be retained, by the Stabilizing Manager for its own account (subject to any agreement among the relevant Dealers).

          5. Covenants of the Bank. The Bank covenants with the Dealers that:

          (a) The Bank will provide copies of the Prospectus, any documents incorporated by reference therein and any amendments and supplements thereto as soon as available and in such quantities as each Dealer may reasonably request. The terms "supplement" and "amendment" or "amend" as used herein shall include all financial statements or other documents filed by the Bank with the U.S. Securities and Exchange Commission subsequent to the date of the Bank's most recent Information Statement which is incorporated by reference in the Prospectus.

          (b) If any event shall occur as a result of which, in the judgment of the Bank, the Prospectus or any applicable Pricing Supplement (when read together with the Prospectus) as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Bank will promptly notify those Dealers party to the Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued, and will prepare an amendment or supplement to the Prospectus or such Pricing Supplement, as the case may be, which will correct such untrue statement or omission.

          (c) Before amending or supplementing any applicable Pricing Supplement or, in respect of any particular issue(s) of Notes, the Prospectus, the Bank will furnish those Dealers party to the Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers and their counsel.

          (d) The Bank shall endeavor to qualify Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Dealers purchasing any particular issue(s) of Notes shall reasonably request.

          (e) Each time the Prospectus shall be amended or supplemented (other than by a Pricing Supplement or by an amendment or supplement resulting solely from incorporation by reference of the Bank's separately published quarterly financial statements for the six months ended December 31 or the twelve months ended June 30), the Bank shall provide on and after the related Document Date to any Dealer upon request a certificate of the President, any Managing Director, the Vice President and Treasurer, the Director, Treasury Finance Department or any Senior Manager, Treasury Finance Department, of the Bank, dated such Document Date, to the effect that the representations and warranties of the Bank contained in these Standard Provisions are true and correct on such Document Date as though made at and as of such time (except that such representations and warranties shall be deemed to relate to the Prospectus as amended and supplemented to such time).

          (f) Each time the Prospectus shall be amended or supplemented (other than by a Pricing Supplement or by an amendment or supplement resulting solely from incorporation by reference of the Bank's separately published quarterly financial statements for the six months ended December 31 or the twelve months ended June 30), the Bank shall provide on and after the related Document Date to any Dealer upon request a written opinion and a letter of the Senior Vice President and General Counsel, the Deputy General Counsel, or the Chief Counsel, Finance, of the Bank, dated such Document Date, addressed to persons appointed as Dealers from time to time pursuant to a Terms Agreement or Appointment Agreement, of the same tenor as the opinion and letter referred to in Sections 6(b) and 6(d)(i) hereof, respectively, but modified to relate to the Prospectus as amended and supplemented to such Document Date or, in lieu of such opinion and letter, counsel last furnishing a copy of such an opinion and letter shall provide to any Dealer upon request a copy of a letter to the effect that persons appointed as Dealers from time to time pursuant to a Terms Agreement or Appointment Agreement may rely on such last opinion and letter to the same extent as though they were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Prospectus as amended and supplemented to such Document Date).

          (g) Each time the Prospectus shall be amended or supplemented to set forth or incorporate by reference financial information included in or derived from the Bank's financial statements (other than by an amendment or supplement resulting solely from incorporation by reference of the Bank's separately published quarterly financial statements for the six months ended December 31 or the twelve months ended June 30), the Bank shall provide on and after the related Document Date to any Dealer upon request a copy of a letter of the Bank's independent accountants, dated such Document Date, addressed to those persons appointed as Dealers pursuant to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date, of the same tenor as the relevant letter referred to in Section 6(e) hereof but modified to relate to the Prospectus as so amended or supplemented to the date of such letter, with such changes as may be necessary to reflect changes in the financial statements and other information derived from the accounting records of the Bank, to the extent such financial statements and other information are available as of a date not more than five business days prior to the date of such letter, included in the Prospectus as amended or supplemented to the date of such letter.

          (h) If (i) there has been any downgrading of one or more of the Bank's ratings by a credit rating agency that rates the Bank's debt securities, or if the Bank has received any notice from such an agency of (x) any intended or potential downgrading or (y) any review with possible negative implications in respect of one or more of the Bank's ratings, (ii) the representations and warranties of the Bank contained herein will not be true and correct at the time of Settlement Date as though made at and as of such time, (iii) the Bank will not have performed all of its obligations under the applicable Terms Agreement or Appointment Agreement required to be performed or satisfied on or prior to such Settlement Date, or (iv) the Prospectus does not contain all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, or anything has happened or is expected to happen which would require the Prospectus to be supplemented or updated, then the Bank will promptly so notify each Dealer that has entered into any Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued.

          6. Conditions to Dealer's Obligations. The obligations of each Dealer to purchase Notes as principal pursuant to any Terms Agreement or to solicit offers to purchase Notes as agent for the Bank pursuant to any Appointment Agreement shall be subject to the condition that, at and as of
(i) the Document Date, (ii) the date of agreement with the Bank as to the sale and purchase of a particular issue of Notes and (iii) the relevant Settlement Date, all representations, warranties and agreements and other statements of the Bank herein are true and correct, to the condition that the Bank shall have performed all of its obligations theretofore to be performed hereunder and under any applicable Terms Agreement or Appointment Agreement, and to the following additional conditions:

          (a) On the most recent Document Date, each Dealer that is a party to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date shall have received a certificate of any Managing Director, the Vice President and Treasurer, the Director, Treasury Finance Department, any Senior Manager, Treasury Finance Department, or the Chief Counsel, Finance of the Bank, dated such Document Date, to the effect that (i) the representations and warranties of the Bank contained herein are true and correct at the time of such Document Date as though made at and as of such time, (ii) the Bank has performed all of its obligations under the applicable Terms Agreement or Appointment Agreement required to be performed or satisfied on or prior to such Document Date, and
(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

          (b) On the most recent Document Date, each Dealer that is a party to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date shall have received an opinion of the Senior Vice President and General Counsel, Deputy General Counsel, or Chief Counsel, Finance, of the Bank, dated such Document Date, addressed to persons appointed as Dealers from time to time pursuant to a Terms Agreement or an Appointment Agreement, to the effect that (i) the Bank is an international organization duly established and existing under the Articles of Agreement; (ii) the Bank has obtained all governmental approvals required pursuant to the Articles of Agreement in connection with the offering, issue and sale of the Notes; (iii) the creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms; (iv) any applicable Terms Agreement or Appointment Agreement, as of its date, has been duly authorized, executed and delivered by the Bank; (v) each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank; and (vi) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

          (c) (i) On the most recent Document Date, each Dealer that is a party to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date shall have received an opinion of Sullivan & Cromwell (and, with respect to any Notes governed by English law, Linklaters & Paines, and, with respect to any Notes governed by German law, Hengeler Mueller Weitzel Wirtz), counsel to the Dealers, dated such Document Date, addressed to such persons, with respect to the issue and sale of the Notes and other related matters as such person(s) may reasonably require, and the Bank shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters; (ii) in addition, solely with respect to any Notes governed by law other than United States, English or German law, if requested by the applicable Dealer(s) no later than the date of the related Terms Agreement or Appointment Agreement, each applicable Dealer shall have received, on the Settlement Date from legal counsel to the Dealers who is authorized to opine on matters under such law, an opinion, dated the Settlement Date, addressed to such Dealer(s), with respect to the issue and sale of the Notes and other related matters as such Dealer(s) may reasonably require, and the Bank shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

          (d) On the most recent Document Date, each Dealer that is a party to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date shall have received
(i) a letter of the Senior Vice President and General Counsel, Deputy General Counsel, or Chief Counsel, Finance, of the Bank, dated such Document Date, addressed to persons appointed as Dealers from time to time pursuant to a Terms Agreement or an Appointment Agreement, and (ii) a letter of Sullivan & Cromwell, dated such Document Date, addressed to those persons appointed as Dealers pursuant to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date, each such letter to the effect that, while such counsel assumes no responsibility with respect to the statements in the Prospectus, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of its date and as of such Document Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such letters will not relate to the financial statements or other financial data contained in the Prospectus. In giving such letter, Sullivan & Cromwell may rely with respect to the due establishment and existence of the Bank upon the opinion of counsel of the Bank.

          (e) On the most recent Document Date, each Dealer that is a party to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date shall have received a letter of either Price Waterhouse (International Firm) or Deloitte Touche Tohmatsu (International Firm), dated such Document Date, addressed to those persons appointed as Dealers pursuant to such Terms Agreement or Appointment Agreement, confirming that they are independent accountants for the Bank within the meaning of the Code of Professional Ethics of the American Institute of Certified Public Accountants, and: (I) if the Dealer(s) has
(have) requested, and has satisfied the conditions for receipt of, an accountants' letter in the form prescribed by Statement on Auditing Standards ("SAS") No. 72 of the American Institute of Certified Public Accountants ("AICPA"), such letter shall state in effect that on the basis of procedures (but not an audit in accordance with generally accepted auditing standards) consisting of a reading of the latest available financial statements of the Bank, inquiries of officials of the Bank responsible for financial and accounting matters regarding the specific items for which representations are requested below and other specified procedures through a specified date not more than five business days prior to the date of delivery of such letter, nothing has come to their attention as a result of the foregoing procedures that has caused them to believe that: (i) the unaudited financial statements, if any, and unaudited statements, if any, of income, and of cash flows set forth or incorporated by reference in the Prospectus, are not stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus; or (ii) at the date of the latest available interim financial statements and at a specified date not more than five days prior to the date of such letter, there was any change in the capital stock or borrowings or any decrease in capital stock or capital stock and reserves of the Bank, as compared with the amounts shown in the latest balance sheet included in the Prospectus, except in all instances described in clause (ii) above for changes or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter; or (II) if the Dealer(s) has (have) requested, and has satisfied the conditions for receipt of, an accountants' letter of the type contemplated by SAS No. 76 of the AICPA, such letter shall state in effect that they have (i) read the latest available resolutions adopted by the Board of Directors of the Bank and minutes of all meetings of the Executive Directors of the Bank through a specified date not more than five business days prior to the date of delivery of such letter, (ii) read the latest available financial statements of the Bank, and (iii) made inquiries of officials of the Bank responsible for financial and accounting matters as to whether (x) the unaudited financial statements, if any, and unaudited statements, if any, of income, and of cash flows set forth or incorporated by reference in the Prospectus, are stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus or (y) at the date of the latest available interim financial statements and at a specified date not more than five days prior to the date of such letter, there was any change in the capital stock or borrowings or any decrease in capital stock or capital stock and reserves of the Bank, as compared with the amounts shown in the latest balance sheet included in the Prospectus, except in all instances described in clause (y) above for changes or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter. In either case (I) or (II) as described above, the letter shall also state that they have read specified U.S. dollar amounts, percentages and ratios incorporated by reference in the Prospectus under the captions "Summary Information", "Selected Financial Data", "Equity", "Borrowings", "Statement of Income" and "Operations of the Bank" (and any other relevant captions) and have compared such U.S. dollar amounts, percentages and ratios to corresponding amounts in the Bank's financial statements, general ledger accounts or computations on schedules prepared therefrom or from the accounting records, and have found such U.S. dollar amounts, percentages and ratios to be in agreement with amounts in the Prospectus. The letter shall also state they have read the number of subscribed shares, number of votes and percentages incorporated by reference in the Prospectus and have found such number of subscribed shares, number of votes and percentages to be in agreement with the financial statements of the Bank or the appropriate accounts in the Bank's general ledgers or the computations made by the Bank therefrom. The letter will state that the independent accountants make no representations regarding the sufficiency of such letter's procedures for the Dealer's purposes.

          Upon request, any Dealer that becomes a party to a Terms Agreement or Appointment Agreement relating to a Settlement Date that is not a Document Date will receive from the independent accountants a reliance letter, dated such Settlement Date, to the effect that such Dealer may rely on the last-delivered letter described in (II) above (the "Last Letter") to the same extent as if the Last Letter were addressed to such Dealer; provided, however, that no procedures performed by the independent accountants in connection with the Last Letter will be updated subsequent to the cutoff date referred to in the Last Letter.

          (f) On the most recent Document Date, each Dealer that is a party to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date shall have received a certificate of the Secretary of the Bank, dated such Document Date, certifying as to (i) the Articles of Agreement, (ii) the By-Laws of the Bank,
(iii) the resolution adopted by the Executive Directors of the Bank authorizing the borrowings of the Bank relevant to the issuance of Notes under the Facility, (iv) the full force and effectiveness of each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, (v) the Bank having taken no action inconsistent with the proceedings evidenced by certain specified documents, and (vi) the incumbency and authenticity of signatures of specified officers of the Bank.

          (g) All proceedings taken at or prior to any Document Date in connection with the authorization of the Notes shall be satisfactory in form and substance to Sullivan & Cromwell (as to matters of New York and United States federal law), Linklaters & Paines (as to matters of English law), and Hengeler Mueller Weitzel Wirtz (as to matters of German law), counsel to the Dealers, and each Dealer and such counsel shall have received all such counterpart originals or certified or other copies of such documents, certificates and opinions as the Dealer or such counsel may reasonably require in order to evidence the accuracy and completeness of any representations and warranties, the performance of any agreements and covenants or the compliance with any of the conditions herein contained.

          (h) The Fed Fiscal Agency Agreement and the Global Agency Agreement shall be continuing in full force and effect.

          (i) Prior to such solicitation or purchase of Notes, there shall not have occurred (x) any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer or the Bank materially adversely affects the ability of the relevant Dealer to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market or (y) any downgrading in the rating accorded to any of the Banks outstanding debt securities by either Moody's Investors Service, Inc. or Standard & Poor's Rating Service.

          7. Indemnification and Contribution. The Bank agrees to indemnify and hold harmless each Dealer, its directors, its officers and each person, if any, who controls such Dealer within the meaning of either Section 15 of the Securities Act or Section 20 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, any amendment or supplement thereto, any Pricing Supplement or any preliminary prospectus or other selling or advertising material approved by the Bank for use by a Dealer in connection with the offer and sales of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to such Dealer furnished to the Bank in writing by such Dealer expressly for use therein.

          Each Dealer agrees to indemnify and hold harmless the Bank, its directors, its officers and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to such Dealer, but only with reference to information relating to such Dealer furnished to the Bank in writing by such Dealer expressly for use in the Prospectus or any amendment or supplement thereto.

          In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (hereinafter called the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (hereinafter called the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the indemnified parties (or a representative thereof) in the case of parties indemnified pursuant to the second preceding paragraph and by the Bank in the case of parties indemnified pursuant to the first preceding paragraph. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the third sentence of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

          If the indemnification provided for in the first or second paragraph of this Section 7 is unavailable to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and each Dealer participating in the offering of Notes that gave rise to such losses, claims, damages or liabilities (a "Relevant Dealer") on the other hand from the offering of the Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand and each Relevant Dealer on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and each Relevant Dealer on the other in connection with the offering of such Notes shall be deemed to be in the same respective proportion as the total net proceeds from the offering of such Notes that are the subject of the claim for indemnification (before deducting expenses) received by the Bank bears to the total discounts and commissions received by such Relevant Dealer in respect thereof. The relative fault of the Bank on the one hand and of each Relevant Dealer on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by such Relevant Dealer and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          If more than one Dealer is a Relevant Dealer in respect of a proceeding, each Relevant Dealer's obligation to contribute pursuant to this
Section 7 shall be several and not joint, and shall be in the proportion that the principal amount of the Notes that are the subject of such proceeding and that were offered and sold through such Relevant Dealer bears to the aggregate principal amount of the Notes that are the subject of such proceeding.

          The Bank and each Dealer agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by PRO RATA allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, no Dealer shall be required to contribute any amount in excess of the amount by which the total price at which the Notes referred to in the second preceding paragraph above that were offered and sold to the public through such Dealer exceeds the amount of any damages that such Dealer has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

          8. Survival of Representations and Indemnities. The respective indemnity and contribution agreements, representations, warranties and other statements of the Bank, its officers and the Dealer or Dealers set forth in or made pursuant to any Terms Agreement or any Appointment Agreement will remain in full force and effect, regardless of any termination of such Terms Agreement or Appointment Agreement, any investigation made by or on behalf of such Dealer or Dealers or the Bank or any of their respective officers, directors or controlling persons and delivery of and payment for the Notes.

          9. Notices. All communications shall be by fax, in writing delivered by hand or by telephone (to be promptly confirmed by fax). Each communication will be made to the relevant person at the fax number, address or telephone number, in the case of communication by fax, or in writing, marked for the attention of, and in the case of a communication by telephone made to, the person from time to time designated by that party to the others for the purpose. The initial telephone number, fax number, address and person so designated by the Bank are set out below:

     International Bank for Reconstruction and Development
     1818 H Street, N.W.
     Washington, D.C. 20433
     Attention:  Director, Treasury Finance Department
     Telephone:  202-458-0741
     Fax:  202-477-1736

The telephone number, fax number, address and person so designated by any Dealer shall be set out in the applicable Terms Agreement or Appointment Agreement.

          A communication will be deemed received (if by fax) when a transmission report shows that the fax has been sent, (if by telephone) when made and (if in writing) when delivered, in each case in the manner required by this Section; provided, however, that any communication which is received outside business hours or on a non-business day in the place of receipt shall be deemed received at the opening of business on the next following business day in such place.

          10. Calculation Agent. If Notes are issued which require a calculation agent, the Bank may request the Global Agent to act as such calculation agent, appoint another Calculation Agent or appoint such Dealer or a person nominated by any Dealer(s) (and not the Global Agent or Fed Fiscal Agent) to be the calculation agent in respect of such issue of Notes. If a Dealer is to be the calculation agent, the appointment of such Dealer shall be on the terms of the calculation agent agreement set forth in Exhibit E hereto (which such Dealer shall be deemed to have entered into). If the person nominated as calculation agent is not a Dealer, such person shall execute (if it has not already done so) an agreement substantially in the form of the calculation agent agreement set forth in Exhibit E, and the appointment of that person shall be on the terms of that agreement.

          11. Successors and Assigns. Each Terms Agreement or Appointment Agreement shall be binding upon, and inure solely to the benefit of, each Dealer and the Bank, and to the extent provided in Section 7 and Section 8 hereof, any person who controls such Dealer, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of any such Terms Agreement or Appointment Agreement. No purchaser of any of the Notes through a Dealer hereunder shall be deemed a successor or assign by reason of such purchase.

          12. Amendment; Termination. These Standard Provisions and the Exhibits hereto may be amended by the Bank (including without limitation the adoption of simplified documentation with respect to the issuance of Notes with maturities of one year or less), and these Standard Provisions may be terminated by the Bank; provided, however, no amendment or termination shall be binding or effective in respect of any Dealer who has not received written notice from the Bank of such amendment or termination prior to entering into a Terms Agreement or an Appointment Agreement with the Bank.

          13. Governing Law. Each Terms Agreement or Appointment Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

          14. Counterparts. Each Terms Agreement or Appointment Agreement may be executed in any number of counterparts, each of which shall be an original and all of which, taken together, shall constitute one and the same instrument.

                                                                EXHIBIT A TO THE
                                                             STANDARD PROVISIONS

                            Form of Appointment Agreement

[Address]


[Date]


Re:  [DETAILS OF NOTES TO BE ISSUED]


Dear Sirs:

We hereby confirm that, in consideration for your agreeing to solicit offers to purchase the above issue of Notes under the Global Debt Issuance Facility (the "Facility") of the International Bank for Reconstruction and Development (the "Bank"), for the purposes of this issue only, we will treat you in all respects as a "Dealer" under the Facility. A copy of the Facility's Standard Provisions, amended and restated as of __________ (the "Standard Provisions"), has been delivered to you and is incorporated herein by reference. You will enjoy all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received copies of the following documents and have found them satisfactory:

     - a copy of each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto;

     - the Prospectus, in such numbers of copies as you have reasonably required;

     - a copy of each of the most recently delivered documents referred to in
       Section 6 of the Standard Provisions:

          -    Officer's Certificate of the Bank (Section 6(a))
          -    Validity Opinion of Bank Counsel (Section 6(b))
          -    Validity Opinions of Counsel to the Dealers (Section 6(c))
          -    Disclosure Letter of Bank Counsel (Section 6(d)(i))
          -    Disclosure Letter of Sullivan & Cromwell (Section 6(d)(ii))
          -    Accountants' Letter (Section 6(e))
          -    Secretary's Certificate (Section 6(f));

     - a letter from each of the legal advisers and the accountants referred to in Section 6 of the Standard Provisions addressed to you and giving you full benefit of the existing validity opinions, disclosure letter of the Bank and accountants' letter as of the respective dates of such existing validity opinions, disclosure letter of the Bank and accountants' letter;

You recognize that, in connection with this issue, you are acting as the Bank's agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank hereby represents and warrants to you that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

Your obligation to solicit offers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

This Appointment Agreement shall be governed by and construed in accordance with the laws of New York.

Please confirm your acceptance of the following by signing this letter (and completing your notice details in the space provided below) and returning it to us.

Yours faithfully,

INTERNATIONAL BANK FOR RECONSTRUCTION
     AND DEVELOPMENT



By: ______________________________________

Confirmed on behalf of ____________________________________


By: ______________________________________


For purposes hereof, our notice details are as follows:

               ____________________________________

               ____________________________________

               ____________________________________

               ____________________________________

               Attention:  ________________________

               Telephone:  ________________________

               Fax:  ______________________________




cc:  [Global Agent] [Fed Fiscal Agent]

                                                               EXHIBIT B TO THE
                                                            STANDARD PROVISIONS

                               Form of Terms Agreement

                           TERMS AGREEMENT NO. _____ UNDER
                                     THE FACILITY


                                                            _____________, 199_

International Bank for Reconstruction
     and Development
1818 H Street, N.W.
Washington, D.C.  20433

Attention:  __________________


          [The] undersigned agree[s] to purchase from you (the "Bank") the Bank's _________________________________________________________ (the "Notes")
described in the Pricing Supplement, dated as of the date hereof [in the form of Annex I hereto] (the "Pricing Supplement") at 11:00 a.m. __________ time on __________________ (the "Settlement Date") at an aggregate purchase price of
________________ (which is _______% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of ________ , relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, [each of] the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

          When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

          The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

          The obligation of [each of] the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.
[IF NOTE ISSUE WILL SETTLE ON A DOCUMENT DATE, INCLUDE THE FOLLOWING: -- The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the officer's certificate of the Bank referred to in Section 6(a), the validity opinion of Bank counsel referred to in Section 6(b), the validity opinion(s) of Dealer counsel referred to in Section 6(c), the disclosure letters of Bank counsel and Sullivan & Cromwell referred to in
Section 6(d), the accountants' letter referred to in Section 6(e), and the certificate of the Secretary of the Bank referred to in Section 6(f) of the Standard Provisions.] [IF NOTE ISSUE WILL SETTLE ON A SETTLEMENT DATE THAT IS NOT A DOCUMENT DATE, INCLUDE THE FOLLOWING IF APPLICABLE:-- The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the validity opinion of Dealer counsel referred to Section 6(c)(ii) of the Standard Provisions.]

          [IF NOTE ISSUE WILL SETTLE ON A SETTLEMENT DATE THAT IS NOT A DOCUMENT DATE, INCLUDE THE FOLLOWING:-- Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.]

[ADDITIONAL TERMS -- THE FOLLOWING PARAGRAPHS 1 THROUGH 7 MAY BE USED (IN WHOLE OR PART) FOR SYNDICATED OFFERINGS:

          1. The Bank agrees that it will issue the Notes and the [Managers] [Dealers] named below [OPTION #1-- severally and not jointly] [OPTION #2--jointly and severally] agree to purchase the Notes at the purchase price specified above (being equal to the issue price of ____ percent less a management and underwriting fee of ____ percent of the principal amount and a selling concession of ____ percent of the principal amount, if applicable).

          [IF OPTION #1, INSERT--

               The respective principal amounts of the Notes that each of the [Managers] [Dealers] commits to underwrite are set forth opposite their names below:

               Name                          Principal Amount



                                                                               ]

          2. The purchase price specified above will be paid on the Settlement Date by the Lead Manager named below on behalf of the [Managers] [Dealers] to [Morgan Guaranty Trust Company of New York, London office, as common depositary for Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System and Cedel Bank S.A.,] [OTHER] for transfer in immediately available funds to an account designated by the Bank.

          3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the [Managers] [Dealers] have appointed the Lead Manager named below as Stabilizing Manager with respect to this issue of Notes.

          4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

          5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

          6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

               For purposes hereof, the notice details of each of the undersigned are as follows:

               [____________
               ____________
               ____________
               ____________
               Attention:  _________________
               Telephone:  _____________
               Fax:  _______________.  ]

          [IF OPTION #1, INSERT--

          7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, [Managers] [Dealers] who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting [Managers] [Dealers] were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting [Managers] [Dealers] shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting [Managers] [Dealers]. Nothing herein will relieve a defaulting [Manager] [Dealer] from liability for its default.] ]

[ADDITIONAL TERMS -- THE FOLLOWING PARAGRAPHS 1 THROUGH 7 MAY BE USED (IN WHOLE OR PART) FOR NON-SYNDICATED OFFERINGS:

          1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of ____ percent less a management and underwriting fee of ____ percent of the principal amount and a selling concession of ____ percent of the principal amount, if applicable).

          2. The purchase price specified above will be paid on the Settlement Date by the Dealer to [Morgan Guaranty Trust Company of New York, London office, as common depositary for Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System and Cedel Bank S.A.,] [OTHER] for transfer in immediately available funds to an account designated by the Bank.

          3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

          4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

          5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

               For purposes hereof, the notice details of the undersigned are as follows:

               ____________
               ____________
               ____________
               ____________
               Attention:  _________________
               Telephone:  _____________
               Fax:  _______________.  ]

          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

          This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

          This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                              [INSERT MANAGERS]
                              (the "Managers")

                              By:  [INSERT LEAD MANAGER]
                                   (the "Lead Manager")



                              By:___________________________
                                 Name:
                                 Title:

                              [OR]

                              ______________________________



                              By:___________________________
                                 Name:
                                 Title:


CONFIRMED AND ACCEPTED, as of the
date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
     AND DEVELOPMENT


By:____________________________
   Name:
   Title:  Authorized Officer

                                                                EXHIBIT C TO THE
                                                             STANDARD PROVISIONS

                        [ANNEX I TO TERMS AGREEMENT NO. ____]


                              FORM OF PRICING SUPPLEMENT


Pricing Supplement
[and Supplemental Prospectus]


                                        [LOGO]

                International Bank for Reconstruction and Development
                            Global Debt Issuance Facility

                                  No:  [          ]
                              [Title of Issue of Notes]


















                                   [Dealer Name(s)]




                The date of this Pricing Supplement is [ Issue Date ].

          This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility [and to provide information supplemental to the Prospectus referred to below].

          This Pricing Supplement supplements the terms and conditions in, and
incorporates by reference, the Prospectus dated [          ], and all documents
incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.*



TERMS AND CONDITIONS**


          The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.**

          [Include whichever of the following apply]


1.   No.:                                 [Number]

2.   Aggregate Principal Amount:          [Amount]

3.   Issue Price:                         [Price]

4.   Issue Date:                          [Date]

5.   Form of Notes
     (Condition 1(a)):                    [Registered only/Fed Bookentry
                                          only/Bearer only/Bearer and
                                          Registered]

6.   Authorized Denomination(s)
     (Condition 1(b)):                    [Currency and Amount(s)]


--------------------------

* This paragraph should be deleted in the case of issues of DM denominated Notes (a) with denominations of less than DM250,000 or
     (b) which are globally cleared and settled ("Qualifying DM Issues").

* This paragraph and the caption "Terms and Conditions" should be deleted for Qualifying DM Issues. The entire Terms and Conditions for such issues should be set out at item number 32.


7.   Specified Currency
     (Condition 1(d)):                    [Currency of Denomination]

8.   Specified Principal Payment
     Currency
     (Conditions 1(d) and 7(i)):          [Currency]

9.   Specified Interest Payment
     Currency
     (Conditions 1(d) and 7(i)):          [Currency]

10.  Maturity Date
     (Conditions 1(a) and 6(a); Fixed
     Interest Rate and Zero Coupon):      [Date]

11.  Redemption Month
     (Condition 6(a); Variable Interest
     Rate):                               [Month and year]

12.  Interest Basis
     (Condition 5):                       [Fixed Interest Rate (Condition
                                          5(I))/Variable Interest Rate
                                          (Condition 5(II))/Zero Coupon
                                          (Condition 5(IV))]

13.  Interest Commencement Date (if
     different from the Issue Date)
     (Condition 5(III)):                  [Date]

                                          3


14.  Fixed Interest Rate
     (Condition 5(I)):

     (a)  Calculation Amount:             [Amount]

     (b)  Interest Rate:                  [  ] percent per annum

     (c)  Fixed Rate Interest
          Payment Date(s):                [Date(s)]

     (d)  Initial Broken Amount:          [Amount per currency and
                                          denominations]

     (e)  Final Broken Amount:            [Amount per currency and
                                          denominations]


     (f)  Fixed Rate Day Count
          Fraction(s) if not 30/360
          basis:                          [Fraction]



15.  Variable Interest Rate
     (Condition 5(II)):

     (a)  Calculation Amount:             [Amount]

     (b)  Business Day Convention:        [FRN Convention (only if Specified
                                          Interest Period is expressed in
                                          months)/Modified Following Business
                                          Day Convention/Following Business Day
                                          Convention/Other (specify)]

     (c)  Specified Interest Period:      [Number of days, weeks or months]

     (d)  Interest Payment Date(s):       [Dates]

     (e)  Reference Rate(s):              [Specify, indicating whether bid, offer
                                          or mean]

     (f)  Primary Source for Interest
          Rate Quotations for Reference
          Rate(s):                        [Relevant Screen Service/Reference
                                          Banks]

     (g)  Specified Screen Page:          [Specify]

     (h)  Reference Banks:                [Specify]

     (i)  Calculation Agent (if not
          the Global Agent):              [Specify]

     (j)  Interest Determination Date:    [Specify Number of Days]

16.  Basis of Calculation of Variable
     Interest Rate and Interest Payment
     Dates and default interest where
     Condition 5(II)(b)(i) to (vii) do
     not apply (Conditions 5(II)(b)):     [Give Details]


                                          5


17.  Other Variable Interest Rate
     Terms (Condition 5(II) and (III)):

     (a)  Minimum Interest Rate:          [Percent]

     (b)  Maximum Interest Rate:          [Percent]

     (c)  Spread:                         [+/-[  ] percent per annum]

     (d)  Spread Multiplier:              [Specify]

     (e)  Variable Rate Day Count
          Fraction(s) if not actual/360:  [Specify]

     (f)  Relevant Banking Center:        [Specify]

18.  Zero Coupon
     (Conditions 5(IV) and 6(c)):

     (a)  Amortization Yield:             [Yield]

     (b)  Reference Price:                [Price]

     (c)  Basis:                          [Straightline/Compounded at [specify]
                                          intervals]

     (d)  Fixed Rate Day Count
          Fraction(s) if not 30/360
          basis:                          [Fraction]

19.  Relevant Financial Center:           [Specify other financial center not
                                          referenced in Condition 5(III)]

20.  Relevant Business Day:               [Specify other financial center not
                                          referenced in Condition 5(III)]


21.  Redemption Amount (if other than
     Principal Amount)(Condition 6(a))    [Specify amount above or below par
                                          or otherwise]

22.  The Basis of Calculation of
     the Variable Redemption Amount
     (Condition 6(d)):                    [Give details]

23.  Issuer's Optional Redemption
     (Condition 6(e)):                    Yes/No

     (a)  Notice Period:                  [Specify maximum and minimum number of days for notice period]

     (b)  Amount:                         [All or less than all and, if less than all, minimum amounts]

     (c)  Date(s):                        [Date(s)]

     (d)  Early Redemption Amount
          (Bank):                         [Price and other details]


24.  Redemption at the Option of the
     Noteholders (Condition 6(f)):        Yes/No

     (a)  Notice Period:                  [Specify maximum and minimum number
                                          of days for notice period]

     (b)  Deposit Period:                 [Specify maximum and minimum number
                                          of days for deposit period]

     (c)  Amount:                         [All or less than all and, if less
                                          than all, minimum amounts]
     (d)  Date(s):                        [Date(s)]

     (e)  Early Redemption Amount
          (Noteholder):                   [Price and other details]

     (f)  Withdrawal of Notes:            [Give details]


25.  Long Maturity Note
     (Condition 7(f)):                    Yes/No

26.  Unmatured Coupons Void
     (Condition 7(f)):                    Yes/No

27.  Talons
     (Condition 7(h)):

     (a)  Talons for Future Coupons
          to be Attached to Definitive
          Bearer Notes:                   Yes/No

     (b)  Fixed Rate Interest Payment
          Date(s) or Interest Payment
          Date(s) on Which the Talons
          (if any) Mature:                [Dates]




28.  Prescription (not applicable
     if governing law is New York)
     (Condition 8):

     (a)  Principal                       [Number of years]

     (b)  Interest                        [Number of years]

29.  Early Redemption Amount
     (including accrued interest,
     if applicable) (Condition 10):       [Give details]

30.  Governing Law:                       [New York/English/Federal Republic of
                                          Germany/Other](1)

31.  Process Agent and Address in the
     Federal Republic of Germany:         [Give details]

32.  Additional Provisions Relating
     to the Notes or entire Terms
     and Conditions of the Notes:         [Give details](2)

OTHER RELEVANT TERMS

1.   Listing (if yes, specify Stock
     Exchange):                           [Stock Exchange](3)

2.   Details of Clearance System
     Approved by the Bank and the
     Global Agent and Clearance and
     Settlement Procedures:               [Give details]

3.   Syndicated:                          Yes/No

4.   If Syndicated:

     (a)  Liability:                      [Name]

     (b)  Lead Manager:                   [Name]

     (c)  Stabilizing Manager

5.   Commissions and Concessions:         [Specific]



6.   Codes:

     (a)  Common Code:                    [Number]

     (b)  ISIN:                           [Number]

     (c)  CUSIP:                          [Number]

     (d)  CINS:                           [Number]

     (e)  Other:                          [Number]

7.   Identity of Dealer(s)/Manager(s):    [Name(s)]

8.   Provisions for Bearer Notes:

     (a)  Exchange Date:                  [Date]

     (b)  Permanent Global Note:          Yes/No

     (c)  Definitive Bearer Notes:        Yes/No

     (d)  Individual Definitive
          Registered Notes:               Yes/No [If yes, specify
                                          circumstances]

     (e)  Registered Global Notes:        Yes/No [If yes, specify
                                          circumstances]

9.   Provisions for Registered Notes:

     (a)  Individual Definitive
          Registered Notes Available
          on Issue Date:                  Yes/No

     (b)  DTC Global Note(s):             Yes/No [If yes, specify number]

     (c)  Other Registered Global Notes:  Yes/No [If yes, specify number]

10.  Specified Currency Requirements:     [Give details]

11.  Other Address at which Bank
     Information Available:               [Specify]


GENERAL INFORMATION

          [Set out any additional general information and/or any additions or variations to the selling restrictions.]

[SUPPLEMENTAL PROSPECTUS INFORMATION

          The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

          [Set out here any additional disclosure regarding, for example, taxation or exchange rate movements, which is considered necessary for the particular issue.]]


                    INTERNATIONAL BANK FOR RECONSTRUCTION
                      AND DEVELOPMENT



                    By:__________________________________
                         Authorized Officer

_______________________________

1. In the case of Notes that are Qualifying DM Issues, such Notes must be governed by German law.

2. In the case of Qualifying DM Issues, the entire text of the Terms and Conditions applicable to such Notes shall be set out here in the German language and an English translation thereof shall be provided if so desired by the Bank and the Dealer(s).

3. In the case of Notes to be listed on the regulated market of the Frankfurt Stock Exchange, (i) the Terms and Conditions applicable to such Notes constitute supplementary listing particulars within the meaning of section 52(2) of the Stock Exchange Admission Regulation and (ii) either such Terms and Conditions, or a notice stating that such Terms and Conditions are available free of charge at the office of the paying agent and/or the Frankfurt office of the Global Agent, is required to be published in the newspaper BORSEN-ZEITUNG.

                                                                EXHIBIT D TO THE
                                                             STANDARD PROVISIONS

                                 SELLING RESTRICTIONS

          (a) General. No action has been or will be taken by the Bank or by or on behalf of any Dealer in any jurisdiction to allow the Bank or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will to the best of its knowledge comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes the Prospectus or any amendment or supplement thereto or any other offering material or any Pricing Supplement, in all cases at its own expense.

          No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in the Prospectus, the applicable Pricing Supplement or such other information relating to the Bank and/or the Notes which the Bank has authorized to be used.

          Selling restrictions may be modified or supplemented by the agreement of the Bank and the relevant Dealer or Dealers following a change in the relevant law, regulation or directive. Any such modification or supplement will be set out in the Pricing Supplement issued in respect of a particular issue of Notes to which it relates or in a supplement to the Prospectus.

          (b) United States of America. The Notes are not required to be registered under the U.S. Securities Act of 1933 (the "Securities Act"). However, Notes in bearer form with a maturity of more than one year are subject to U.S. tax law requirements. Accordingly, with respect to such Notes in bearer form, each Dealer represents and agrees that:

          (1) except to the extent permitted under U.S. Treas. Reg. Section 1.163-5(c)(2)(i)(D) (the "D Rules"),

               (a) it has not offered or sold, and during the restricted period will not offer or sell, Notes in bearer form to a person who is within the United States or its possessions or to a United States person; and

               (b) it has not delivered and will not deliver within the United States or its possessions definitive Notes in bearer form that are sold during the restricted period;

          (2) it has and throughout the restricted period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Notes in bearer form are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D rules;

          (3) if it is a United States person, it is acquiring the Notes in bearer form for purposes of resale in connection with their original issuance and if it retains Notes in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. Section 1.163-5(c)(2)(i)(D)(6);

          (4) it has not entered and will not enter into any written contractual arrangement with respect to the offer or sale of the Notes, except with its affiliates or with the prior written consent of the Bank;

          (5) with respect to Notes in bearer form issued as part of a "targeted offering", (a) it will offer and sell the Notes in bearer form in accordance with practices and documentation customary in the designated foreign country, (b) it will use reasonable efforts to sell the Notes in bearer form only within the designated foreign country, (c) it has not made and will not make, and will not consent to the making of, any application for the listing of the Notes in bearer form on any exchange located outside the designated foreign country and (d) the issuance of the Notes in bearer form is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in the designated foreign country;

          (6) with respect to Notes in bearer form issued as part of a "targeted offering", more than 80 percent of the Notes in bearer form allotted to it will be offered and sold to persons who are not distributors by distributors who maintain an office located in the designated foreign country; and

          (7) with respect to each affiliate that acquires from it Notes in bearer form for the purpose of offering or selling such Notes during the restricted period, it either (a) repeats and confirms the representations contained in clauses (1), (2), (3), (4), (5) and (6) on behalf of such affiliate or (b) agrees that it will obtain from such affiliate for the benefit of the Bank the representations contained in clauses (1), (2), (3), (4), (5) and (6).

Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules. For purposes of this paragraph, a "targeted offering" shall mean an offering so designated by the Bank and the "designated foreign country" shall be the foreign country designated by the Bank in connection with any such targeted offering.

          In connection with the offer or sale by a Dealer from its primary allotment of a Registered Noted that is represented by an interest in a Temporary Global Note to a person within the United States or its possessions, as defined for purposes of U.S. Treas. Reg. Section 1.163-5(c)(2)(i)(D), or to a U.S. person, as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, after the relevant Issue Date, promptly after such offer or sale, such Dealer shall notify the Global Agent of such sale and shall request that the Global Agent (i) exchange such interest in such Temporary Global Note for an interest in a DTC Global Note or an individual Definitive Registered Note and (ii) arrange for delivery of such DTC Global Note or individual Definitive Registered Note, as the case may be, as soon as practicable thereafter in accordance with the Global Agency Agreement and the Terms and Conditions of the Notes.

          Certain issues of Notes in respect of which any payment is determined by reference to an index or formula, or to changes in prices of securities or commodities, or certain other Notes, shall be subject to such additional United States selling restrictions as the Bank and the relevant Dealer or Dealers may agree as a term of issuance and purchase of such Notes, as indicated in the applicable Pricing Supplement. Each Dealer severally agrees that it shall offer, sell and deliver such Notes only in compliance with such additional United States selling restrictions.

                                                                EXHIBIT E TO THE
                                                             STANDARD PROVISIONS
                            Form of Calculation Agreement


          CALCULATION AGREEMENT dated as of ______________, ____ between INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (the "Bank") and [DEALER] (the "Calculation Agent", which expression shall include its successors and assigns).

          WHEREAS, the Bank proposes to issue from time to time notes (the "Notes") pursuant to the terms of the Standard Provisions, amended and restated as of ________ (the "Standard Provisions"), relating to the Global Debt Issuance Facility of the Bank (the "Facility"); and

          WHEREAS, the Bank wishes to appoint the Calculation Agent as calculation agency for the purpose of making any determination which it is required to make pursuant to the Terms and Conditions of the Notes identified in the applicable Pricing Supplement (the "Conditions") in respect of which it is appointed as Calculation Agent;

          IT IS HEREBY AGREED as follows:-

          1. Interpretation. Expressions used and not defined in this Agreement shall, unless the context otherwise requires, bear the meanings given to them in the Conditions of the Notes and the Standard Provisions.

          2. Appointment. In the event that the Calculation Agent agrees to act as such in relation to a particular issue of Notes, the Bank appoints the Calculation Agent as its agent for the purposes of making such calculations and/or determinations in respect of the Notes as are agreed between the Bank and the Calculation Agent (and set out in the Conditions) on the following terms and conditions.

          3. (a) Duties. The Calculation Agent will perform the duties expressed to be performed by it in the Conditions of the particular issue of Notes in respect of which it is appointed. In respect of each such appointment, as soon as practicable after the relevant time on such date as the Conditions may require any specified amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent (i) will determine the relevant interest rate(s) and calculate the amount of interest payable in respect of the Notes for the relevant interest period or interest payment date, calculate any other specified amount, obtain such quote or make such determination or calculation, as the case may be, and
(ii) will cause the interest rate and the amount of interest payable for each interest period or interest payment date and, if required, the relevant interest payment date and, if required to be calculated, the amount pertaining to redemption of the Notes, to be provided to the Global Agent or Fed Fiscal Agent, as the case may be, and the Bank as soon as possible after their determination but in no event later than the seventh day thereafter. In performing its duties under this Clause, the Calculation Agent shall obtain relevant quotes from appropriate banks or reference agents and/or obtain information from such other sources as are specified in the Conditions or, in the event that no such information is available from such sources, as the Calculation Agent shall deem as appropriate.

          (b) Changes to Conditions. The Calculation Agent shall be obliged to perform only the duties set out specifically in this Agreement and any duties necessarily incidental to them. No implied duties or obligations shall be read into this Agreement or the Conditions against the Calculation Agent. If the Conditions are amended on or after a date on which the Calculation Agent accepts any appointment in a way which affects the duties expressed to be performed by the Calculation Agent, the Calculation Agent shall not be obliged to perform such duties as so amended unless it has first approved the relevant change to the Conditions.

          (c) Notification of Failure to Make Determination. If the Calculation Agent at any material time does not determine the relevant interest rate(s), amount of interest payable or any specified amount pertaining to the redemption of the Notes, obtain any quote, or make any other determination or calculation which it is required to make pursuant to the Conditions, it shall forthwith notify the Bank and, as the case may be, the Global Agent or Fed Fiscal Agent.

          4. Indemnity. The Bank shall, upon presentation of duly documented evidence, indemnify the Calculation Agent against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which it may incur or which may be made against it arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by it of the terms of this Agreement or from its own wilful default, gross negligence or bad faith or that of its officers or employees.

          5. (a) Calculations Binding. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under or pursuant to this Agreement shall (in the absence of manifest error) be final and binding on the Bank, the Dealers and the holders of the Notes and Coupons.

          (b) No Agency or Trust. In acting under this Agreement and in connection with the Notes the Calculation Agent shall not have any obligations towards or relationship of agency or trust with any of the holders of the Notes and Coupons.

          (c) Taking of Advice. The Calculation Agent may consult on any legal matter any legal adviser selected by it, who may be an employee of or legal adviser to the Bank, and it shall be protected and shall incur no liability for action taken, or suffered to be taken, with respect to such matter in good faith and in accordance with the opinion of such legal adviser.

          (d) Information Believed to be Genuine. The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or thing suffered by it in reliance upon any document or information from any electronic or other source reasonably believed by it to be genuine and to have been signed or otherwise given or disseminated by the proper parties, even if it is subsequently found not to be genuine or to be incorrect.

          6. (a) Resignation. The Calculation Agent may resign its appointment hereunder at any time by giving to the Bank not less than 60 days' written notice to that effect (which notice may expire on different dates with respect to different issues of Notes but shall not, in respect of any issue of Notes, expire less than 30 days before any due date for payment in respect of that issue of Notes). In the event that the Calculation Agent is unable or unwilling or otherwise fails to act, the Bank will immediately appoint a leading bank or investment banking firm engaged in the over-the-counter index options or swap market to act as its successor. No resignation by the Calculation Agent shall take effect, nor may the Calculation Agent be removed (save as set out in this Agreement), until a replacement Calculation Agent has been appointed by the Bank. The Bank agrees with the Calculation Agent that if, by the day falling ten (10) days before the expiration of any notice under this Clause 6, the Bank has not appointed a replacement Calculation Agent, the Calculation Agent shall be entitled, on behalf of the Bank, to appoint as Calculation Agent in its place a leading bank or investment banking firm engaged in the over-the-counter index options or swap market (acting through its principal London office) to which the Bank shall have no reasonable objection.

          (b) Termination of Appointment in Certain Events. The Bank may forthwith terminate the appointment of the Calculation Agent if (i) at any time the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver, administrator or other similar official of all or any substantial part of its property or admits in writing its inability to pay or to meet its debts as they become due and payable or suspends payment thereof, or if a resolution is passed or an order made for its winding-up or dissolution, or if a receiver, administrator or other similar official of itself or all or any substantial part of its property is appointed, or if an order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency laws, or if any public officer takes charge or control of it or its property or affairs for the purpose of rehabilitation, conservation or liquidation; or (ii) it fails duly to make any calculation or determination required to be made by it under this Agreement and the Bank gives it notice that it intends to appoint a replacement Calculation Agent to make the calculation in question and subsequent calculations (if any).

          (c) Notice. The Bank shall give the holders of Notes, in accordance with the Conditions, and the Global Agent or Fed Fiscal Agent, as the case may be, not less than 30 days' notice of any such proposed resignation or termination or, where there is a termination under Clause 6(b), shall give notice thereof as soon as possible after such termination.

          (d) Successor Corporations. Any corporation into which the Calculation Agent may be merged or converted or any corporation with which the Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party shall, to the extent permitted by applicable law, be the deemed the successor Calculation Agent under this Agreement. Notice of any such merger, conversion or consolidation shall forthwith be given to the Bank.

          7.   Notices.  Any notices hereunder shall be in accordance with
Section 9 of the Standard Provisions.

          [NOTICE PROVISIONS TO BE SET OUT IN FULL IF CALCULATION AGENT IS NOT A DEALER:

          ___________________
          ___________________
          ___________________
          ___________________
          Attention: ___________________
          Telephone: ___________________
          Fax:__________________________]


          8. Governing Law. This Agreement shall be governed by, and construed in accordance with, New York law.


          This Agreement has been entered into on the date stated at the beginning.



                              INTERNATIONAL BANK FOR
                              RECONSTRUCTION AND DEVELOPMENT



                              By:_________________________________
                                   Authorized Officer

                              [DEALER/DEALER'S NOMINEE]



                              By:_________________________________

                          APPENDIX TO CALCULATION AGREEMENT


                        [Only required where Calculation Agent
                       is not a Dealer for the relevant issue]


To:  [Calculation Agent]



                                                  [Date]


                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                            Global Debt Issuance Facility


          We refer to the [Calculation/Terms] Agreement dated as of [Date] and made between International Bank for Reconstruction and Development and [[Calculation Agent]/[the Dealer[s] named in it]] and to the pricing supplement[s] dated __________________ (the "Pricing Supplement[s]"). We hereby confirm your appointment as Calculation Agent in relation to the following issue[s] of Notes in accordance with the terms of the Pricing Supplement[s] and the Calculation Agreement [scheduled to the Standard Provisions]:




          Please confirm your agreement to your appointment by signing the acknowledgment at the foot of the enclosed copy of this letter and returning it to us.

                              Yours faithfully,



                              For and on behalf of
                              INTERNATIONAL BANK FOR
                              RECONSTRUCTION AND DEVELOPMENT


                              By:______________________________
                                   Authorized Officer

          We hereby confirm our agreement to our appointment as Calculation Agent in accordance with the terms of your letter of ________________ of which the above is a copy.

                                   Yours faithfully,



                                   [Calculation Agent]


                                   By:________________________






cc:  [Global Agent] [Fed Fiscal Agent]

cc:  [relevant Dealer[s]]

                                                                      Exhibit F

International Bank for Reconstruction
and Development

1818 H Street, N.W.
Washington, D.C. 20433  U.S.A.

(202) 477-1234
Cable Address: INTBAFRAD

                                                                November 6, 1997


To each Dealer appointed
as such under a Terms Agreement
or an Appointment Agreement
relating to the Facility



               International Bank for Reconstruction and Development
                   Global Debt Issuance Facility (The "Facility")


Dear Sir or Madam:

     I have reviewed the proceedings of the International Bank for Reconstruction and Development (the "Bank") to authorize the issuance and sale of notes under the Facility (the "Securities"), in registered, bookentry, or bearer form. In connection with such review, I have examined, among other things:

          (a) the Articles of Agreement, By-Laws and Rules of Procedure for Meetings of the Executive Directors of the Bank;

          (b) Resolution No. 96-3, adopted by the Executive Directors of the Bank at a meeting held on July 30, 1996, and now in effect, which is applicable to the issuance of Securities and authorizes the Bank (a) to borrow from time to time in various markets and in various currencies and currency units, and (b) to repurchase, redeem and prepay securities issued by the Bank, as specified therein;

          (c) the communications from the Governments of Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Poland, Portugal, the Slovak Republic, South Africa, Spain, Sweden, Switzerland, the United Kingdom and the United States, notifying the Bank, pursuant to Article IV, Section 1(b) of the Bank's Articles of Agreement, of the approval by said Governments of the issuance of Securities by the Bank denominated in their respective currencies and, as the case may be, in ECU, in markets (i) inside their respective countries (except for Poland and South Africa) and (ii) outside their respective countries (except for Spain), and of their agreement to the conversion of the proceeds of such borrowings;

          (d) the communication from the Government of the People's Republic of China notifying the Bank, pursuant to Article IV, Section 1(b) of the Bank's Articles of Agreement, of the approval by said Government of the issuance of Securities denominated in Hong Kong dollars in markets inside and outside Hong Kong, and of borrowings by the Bank in the Hong Kong market denominated in other currencies, and of its agreement to the conversion of the proceeds of such borrowings;

          (e) the communications from the Governments of Australia, Austria, Belgium, Canada, Denmark, France, Germany, Ireland, Italy, Japan, Kuwait, Luxembourg, the Netherlands, New Zealand, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States, notifying the Bank, pursuant to
               Article IV, Section 1(b) of the Bank's Articles of Agreement, of the approval by said Governments of borrowings by the Bank in their respective markets denominated in currencies other than their respective currencies and in ECU, and of their agreement to the conversion of the proceeds of such borrowings;

          (f) the Standard Provisions relating to the Facility (the "Standard Provisions"), as amended and restated as of October 7, 1997, including the form of the Terms Agreement, Appointment Agreement and Pricing Supplement in respect of the Securities attached thereto;

          (g) the Fiscal Agency Agreement dated as of November 30, 1983 between the Bank and the Federal Reserve Bank of New York, as supplemented and amended, relating to the issuance of certain bookentry Securities denominated in U.S. dollars (the "Fiscal Agency Agreement");

          (h) the Global Agency Agreement dated as of April 15, 1994, as amended (the "Global Agency Agreement"), between the Bank and Morgan Guaranty Trust Company of New York, as fiscal agent, registrar, exchange agent and calculation agent, relating to certain Securities, including the forms of the global notes representing such Securities, the definitive registered and bearer Securities, and the coupons attached thereto; and

          (i) the Prospectus, dated October 7, 1997, relating to the Securities.

     Based on the foregoing and such legal considerations as I deem relevant, I am of the opinion that:

          (1) the Bank is an international organization duly established and existing under its Articles of Agreement;

          (2) the Bank has obtained all governmental approvals required pursuant to the Articles of Agreement in connection with the offering, issuance and sale of Securities in the currencies and markets referred to in paragraphs (c), (d) and (e) above;

          (3) the creation, issuance, sale and delivery of the Securities, and the execution of any such Securities in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Securities in definitive form, duly executed, authenticated, issued and delivered, the Securities will constitute valid and legally binding obligations of the Bank in accordance with their terms;

          (4) the execution and delivery of any applicable Terms Agreement, Appointment Agreement and Pricing Supplement has been duly authorized and, when duly executed and delivered, will constitute a valid and legally binding obligation of the Bank;

          (5) each of the Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank; and

          (6) under existing law it is not necessary in connection with the public offering and sale of the Securities to register the Securities under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

     In rendering the foregoing opinion, I have, with your approval, assumed that signatures on all documents examined by me are genuine.

                              Very truly yours,



                                  Scott B. White
                              Chief Counsel, Finance

                                                                      Exhibit G


                      INTERNATIONAL BANK FOR RECONSTRUCTION
                                 AND DEVELOPMENT



                                       and



                        FEDERAL RESERVE BANK OF NEW YORK




                                Supplement No. 67


                                       to


                             Fiscal Agency Agreement
                          dated as of November 30, 1983



                          Dated as of November 6, 1997

         Supplement No. 67, dated as of November 6, 1997, to the Fiscal Agency Agreement, dated as of November 30, 1983, between the International Bank for Reconstruction and Development (hereinafter the "Bank") and the Federal Reserve Bank of New York (hereinafter "Federal").

1. Schedule A of the Fiscal Agency Agreement dated as of November 30, 1983, between the Bank and Federal, as heretofore amended, is hereby further amended and supplemented by adding thereto the following:

         "U.S. Dollar-denominated Notes Due at Least One Day from Date of Issue issued under the Bank's Global Debt Issuance Facility."

2. Said Fiscal Agency Agreement, as so amended and supplemented, is hereby in all respects ratified, confirmed and approved.

         IN WITNESS WHEREOF, the Bank and Federal by their duly authorized officers have executed this Supplement No. 67 to the Fiscal Agency Agreement as of the day and year first above written.

                                          INTERNATIONAL BANK FOR RECONSTRUCTION
                                                     AND DEVELOPMENT

                                       By:
                                          -------------------------------------
                                                   Gumersindo Oliveros
                                                        Director
                                               Treasury Finance Department

Attest:

-----------------------------
      Shengman Zang
Vice President and Secretary

                                               FEDERAL RESERVE BANK OF NEW YORK

                                               By:
                                                   ----------------------------
Attest:

-----------------------------